As filed with the U.S. Securities and Exchange Commission on March 27, 2026

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

WaterBridge Infrastructure LLC

(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	1389 (Primary Standard Industrial Classification Code Number)	33-4546086 (I.R.S. Employer Identification No.)

5555 San Felipe Street, Suite 1200

Houston, Texas 77056

(713) 230-8864

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Scott L. McNeely

Executive Vice President, Chief Financial Officer

5555 San Felipe Street, Suite 1200

Houston, Texas 77056

(713) 230-8864

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David P. Oelman

Michael S. Telle

Vinson & Elkins L.L.P.

845 Texas Avenue, Suite 4700

Houston, Texas 77002

(713) 758-2222

Approximate date of commencement of proposed sale to the public: From time to time on or after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The securities described herein may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell such securities, and it is not soliciting an offer to buy such securities, in any state or jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated March 27, 2026

Preliminary Prospectus

83,250,000 Class A Shares

WaterBridge Infrastructure LLC

Class A Shares

Representing Limited Liability Company Interests

This prospectus relates to the offer and sale, from time to time, by the selling shareholders identified in this prospectus (the “Selling Shareholders”) of up to an aggregate of 83,250,000 Class A shares representing limited liability company interests (“Class A shares”) in WaterBridge Infrastructure LLC, a Delaware limited liability company (“WaterBridge,” the “Company,” “we,” “us” or “our”), consisting of 83,250,000 Class A shares that may be resold by the Selling Shareholders, including 76,440,150 Class A shares that may be resold upon redemption of an equal number of OpCo Units (as defined below) (together with the cancellation of an equal number of Class B shares (as defined below)).

The Selling Shareholders may offer, sell or distribute all or a portion of the Class A shares hereby registered publicly or through private transactions at prevailing market prices or at negotiated prices. We are not selling any Class A shares under this prospectus and will not receive any of the proceeds from the sale of the Class A shares by the Selling Shareholders. We will bear all costs, expenses and fees in connection with the registration of these securities, including with regard to compliance with state securities or “blue sky” laws. The Selling Shareholders will bear all commissions and discounts, if any, attributable to their sale of our Class A shares. The Class A shares may be resold by the Selling Shareholders directly to investors or to or through underwriters, dealers or other agents, as described in more detail in this prospectus. We do not know if, when or in what amounts a Selling Shareholder may offer Class A shares for resale. The Selling Shareholders may resell all, some or none of the Class A shares covered by this prospectus in one or multiple transactions. For more information, see the section titled “Plan of Distribution.”

Our Class A shares are listed on the New York Stock Exchange (the “NYSE”) and NYSE Texas, Inc. (“NYSE Texas”) under the symbol “WBI.” The last reported sales price of our Class A shares on the NYSE on March 26, 2026 was $26.62 per Class A share.

We have two classes of authorized equity securities outstanding: Class A shares and Class B shares representing limited liability company interests (“Class B shares” and, together with Class A shares, “common shares”). Our Class B shares have no economic rights but entitle holders to one vote per Class B share on all matters to be voted on by shareholders generally. Holders of Class A shares and Class B shares vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our Operating Agreement (as defined below).

We are a “controlled company” within the meaning of the NYSE and NYSE Texas rules and, as a result, qualify for and rely on exemptions from certain corporate governance requirements. See “Risk Factors” and “Management—Status as a Controlled Company” for additional information.

INVESTING IN OUR CLASS A SHARES INVOLVES RISKS. SEE THE “RISK FACTORS” SECTION ON PAGE 5 OF THIS PROSPECTUS AND ANY SIMILAR SECTION CONTAINED IN ANY APPLICABLE PROSPECTUS SUPPLEMENT, AMENDMENT OR FREE WRITING PROSPECTUS CONCERNING FACTORS YOU SHOULD CONSIDER BEFORE INVESTING IN OUR CLASS A SHARES.

Neither the U.S. Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated , 2026.

Neither we nor the Selling Shareholders have authorized anyone to provide you with information different from that contained in this prospectus, any accompanying prospectus supplement or any free writing prospectus we have prepared. Neither we nor the Selling Shareholders take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The Selling Shareholders are offering to sell Class A shares and seeking offers to buy Class A shares only under circumstances and in jurisdictions where such offers and sales are lawful. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A shares. Our business, liquidity position, financial condition, prospects or results of operations may have changed since the date of this prospectus.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

i

Summary

WaterBridge was formed on April 11, 2025 as a Delaware limited liability company to serve as the issuer in an initial public offering of its Class A shares, which closed on September 18, 2025. WaterBridge is a holding company, the principal asset of which is OpCo Units. WaterBridge is also the sole managing member of OpCo.

Unless the context otherwise requires, references in this prospectus to “WaterBridge,” the “Company,” “we,” “our,” “us” or like terms refer to WaterBridge Infrastructure LLC and its subsidiaries. When used in a historical context, such terms collectively refer to WaterBridge Equity Finance LLC (“WBEF”), WaterBridge NDB Operating LLC (“NDB Operating”), our predecessors for accounting purposes, and their respective operating subsidiaries. References in this prospectus to “Five Point” refer to Five Point Infrastructure LLC and its managed funds. Certain capitalized terms used in this prospectus are defined under “Glossary of Certain Terms.”

Company Overview

We are a leading integrated, pure-play water infrastructure company with operations predominantly in the Delaware Basin, the most prolific oil and natural gas basin in North America. We believe that our strategically located network, substantial scale and built-in operational redundancies provide a competitive advantage in attracting customers and allow us to achieve significant operating and capital efficiencies. We operate the largest integrated produced water infrastructure network in the United States through which we provide water management solutions to oil and natural gas E&P companies under long-term contracts, which include gathering, transporting, recycling and handling produced water. We also operate two energy waste management facilities for the disposal of non-hazardous waste resulting from oil and gas E&P activities, branded under Desert Environmental. Our synergistic relationship with LandBridge (as defined below), a leading Delaware Basin land management company, provides us preferential access to significant underutilized pore space in and around the Delaware Basin that is necessary to meet the E&P industry’s evolving water handling needs. We manage our extensive infrastructure network through the use of our fit-for-purpose technology solutions, including our state-of-the-art centralized operations center and proprietary water forecasting platform, which enable us to monitor, measure and forecast water volumes in real-time across our infrastructure network and provide our customers with reliable and efficient water management solutions.

The transportation, treatment and handling of produced water is crucial to oil and natural gas production. Water naturally exists in subsurface geologic formations that contain oil and natural gas deposits and is produced alongside, and typically in higher volumes than, hydrocarbons throughout the full life cycle of oil and natural gas wells. Produced water must be reliably separated and handled in order for these wells to be brought online and remain in production. Due to the significant produced water volumes in the Delaware Basin in particular, our operations are critical to the ability of E&P companies to develop and produce oil and natural gas over the life cycle of a well.

Controlled Company Status

Because Five Point owns 58,682,925 OpCo Units, 58,682,925 Class B shares and 3,411,735 Class A shares, representing approximately 50.3% of our combined voting power as of March 20, 2026, we are a controlled company under the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the NYSE and NYSE Texas rules. A controlled company is not required to have a majority of independent directors on its board of directors or to form an independent compensation or nominating and corporate governance committee. As a controlled company, we remain subject to the Sarbanes-Oxley Act and the rules of the NYSE and NYSE Texas that require us, subject to certain phase-in periods, to have an audit committee composed entirely of independent directors.

If at any time we cease to be a controlled company, including upon the earlier of (i) the Five Point Members ceasing to collectively own 40.0% of our combined voting power and (ii) the Initial Shareholders (as defined in the Shareholders’ Agreement (as defined below)) ceasing to collectively own 50.0% or more of our combined voting power, we intend to take all action necessary to comply with the Sarbanes-Oxley Act and the NYSE and NYSE Texas rules, including by appointing a majority of independent directors to our board of directors (the “Board”) and establishing a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors, subject to a permitted “phase-in” period.

Principal Executive Offices and Internet Address

Our principal executive offices are located at 5555 San Felipe Street, Suite 1200, Houston, Texas 77056, and our telephone number at that address is (713) 230-8864. Our website is located at www.wbinfra.com. We expect to make our periodic reports and other information filed with or furnished to the SEC available free of charge through our website as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on, or otherwise accessible through, our website or any other website is not incorporated by reference herein and does not constitute a part of this prospectus.

The Offering

Class A shares that may be offered by the Selling Shareholders	83,250,000 Class A shares.

Class A shares to be outstanding immediately after completion of the offering of all Class A shares registered hereby	123,456,209 Class A shares.

Voting rights

Each Class A share entitles its holder to one vote on all matters to be voted on by shareholders generally. Each Class B share entitles its holder to one vote on all matters to be voted on by shareholders generally. Holders of our Class A shares and Class B shares vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our Operating Agreement. Please see “Description of Shares” and “Our Operating Agreement.”

Under the Shareholders’ Agreement, the Five Point Members have the right to designate more than a majority of the members of our Board as long as they and their affiliates beneficially own at least 40% of our outstanding common shares, as well as lesser director designation rights as long as they and their affiliates beneficially own less than 40% but at least 10% of our outstanding common shares.

In addition, under our Operating Agreement, the Five Point Members have certain consent rights with respect to approval of certain business matters, incurrence of indebtedness and transactions for so long as the Five Point Members and certain affiliates beneficially own at least 40% of our outstanding common shares.

As a result, our public shareholders have no right to nominate a majority of the members of our Board or approve certain transactions for so long as the Five Point Members and certain affiliates beneficially own at least 40% of our outstanding common shares. See “Certain Relationships and Related Party Transactions—Shareholders’ Agreement” and “Our Operating Agreement—Anti-Takeover Effects of Delaware Law and Our Operating Agreement—Consent Rights.”

Use of proceeds	We will not receive any of the proceeds from the sale of Class A shares by the Selling Shareholders.

Dividend policy

On February 24, 2026, our Board declared a dividend on our Class A shares of $0.05 per share, which was paid on March 19, 2026, to shareholders of record as of March 5, 2026. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our Board and will depend on then-existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our Board may deem relevant. In addition, our ability to pay dividends may be restricted by any agreements we may enter into in the future. Please see “Dividend Policy.”

Redemption Right

Under the OpCo LLC Agreement, each OpCo Unitholder and any permitted transferee thereof (other than us), subject to certain limitations, has the right, pursuant to the right (“Redemption Right”), to cause OpCo to acquire all or a portion of its OpCo Units (along with the cancellation of a corresponding number of our Class B shares) for, at OpCo’s election, (i) Class A shares at a redemption ratio of one Class A share for each OpCo Unit redeemed, subject to applicable conversion rate adjustments or (ii) cash in an amount equal to the Cash Election Amount (as defined below) of such Class A shares, subject to the Equity Offering Condition (as defined below). Alternatively, upon the exercise of the Redemption Right, we (instead of OpCo) will have the right, pursuant to the right (“Call Right”), to acquire each tendered OpCo Unit directly from the redeeming OpCo Unitholder for, at our election, (x) one Class A share, subject to applicable conversion rate adjustments, or (y) cash in an amount equal to the Cash Election Amount of such Class A shares, subject to the Equity Offering Condition. We may exercise the Call Right only if an OpCo Unitholder first exercises its Redemption Right, and an OpCo Unitholder may exercise its Redemption Right in its discretion. In connection with any redemption of OpCo Units pursuant to the Redemption Right or acquisition of OpCo Units pursuant to the Call Right, a corresponding number of Class B shares held by the redeeming OpCo Unitholder will be cancelled.

The OpCo LLC Agreement and our Operating Agreement contain provisions effectively linking each OpCo Unit with one of our Class B shares such that Class B shares cannot be transferred without transferring a corresponding number of OpCo Units and vice versa. For additional information, please see “Certain Relationships and Related Party Transactions—OpCo LLC Agreement.”

Listing and trading symbol	Our Class A shares are listed on the NYSE and NYSE Texas under the symbol “WBI.”

Risk factors

You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before deciding to invest in our Class A shares.

The information above excludes 6,171,541 Class A shares reserved for issuance under our long-term incentive plan (“LTIP”) as of March 20, 2026.

Risk Factors

Investing in our Class A shares involves a high degree of risk. You should carefully consider each of the risk factors set forth in our most recent Annual Report on Form 10-K on file with the SEC, which is incorporated by reference into this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include in this prospectus and any prospectus supplement. Our business, prospects, financial condition or operating results could be harmed by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The occurrence of any of these risks might cause you to lose all or part of your investment in our Class A shares offered hereby. Please read “Cautionary Note Regarding Forward-Looking Statements.”

Cautionary Note regarding Forward-Looking Statements

The information in this prospectus may contain “forward-looking statements.” All statements, other than statements of historical fact, included in this prospectus regarding our strategy, future operations, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, words such as “may,” “assume,” “forecast,” “could,” “would,” “should,” “will,” “plan,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “objective,” “budget” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on our current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events at the time such statements were made. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the section entitled “Risk Factors” included elsewhere in this prospectus. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Although we believe that the forward-looking statements contained in this prospectus are based on reasonable assumptions, you should be aware that many factors could affect our actual results of operations, cash flows and financial position and could cause actual results to differ materially from those in such forward-looking statements. Forward-looking statements may include, but are not limited to, statements about:

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our customers’ demand for and use of our services;
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the domestic and foreign supply of, and demand for, energy sources, including the impact of actions relating to oil price and production controls by the members of the Organization of Petroleum Exporting Countries, Russia and other allied producing countries, with respect to oil production levels and announcements of potential changes to such levels;
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our reliance on a limited number of customers, as well as our operations in the Delaware Basin, for a substantial majority of our revenues;
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our ability to enter into favorable contracts with our customers, including the prices we are able to charge and the margins we are able to realize;
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commodity price volatility and trends related to changes in commodity prices, and our customers’ ability to successfully navigate such volatility;
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the availability of additional pore space for future capacity expansion;
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the level of competition from other water management companies;
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changes in the prices charged to our customers and availability of services necessary for our customers to conduct their businesses, as a result of oversupply, government regulations or other factors;
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any planned or future expansion projects by us or our customers;
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our ability to continue the payment of dividends;
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the development of advances or changes in energy technologies or practices;
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our ability to successfully implement our growth plans, including through organic growth projects, future acquisitions or otherwise;
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the potential deterioration of our customers’ financial condition and their ability to access capital to fund their development programs;

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the degree to which consolidation among our customers may affect spending on U.S. drilling and completions in the near term;
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our and our customers’ ability to obtain necessary supplies, raw materials and other critical components on a timely basis, or at all, including any impacts presented by imposed or potential tariffs and any reactions thereto in international trade;
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our and our customers’ ability to obtain government approvals or acquire or maintain necessary permits, including those related to the development and operation of produced water handling facilities;
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operational disruptions and liability related thereto associated with our customers, including those due to environmental hazards, fires, explosions, chemical mishandling or other industrial accidents;
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our liquidity and our ability to access the capital markets on favorable terms, or at all, which depends on general market conditions, including the impact of inflation, tariffs, interest rates and related governmental policies and potential economic recession;
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the effects of geopolitical conflicts, domestic political uncertainties or armed conflict in oil and natural gas producing regions, including increased hostilities in the Middle East, including Iran, which may decrease demand for oil and natural gas or contribute to volatility in the prices for oil and natural gas, which could decrease demand for our services;
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our level of indebtedness and our ability to service our indebtedness;
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our ability to integrate future acquisitions and manage related growth;
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our ability to recruit and retain key management and employees;
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actions taken by the federal or state governments, such as executive orders or new or expanded regulations, that may impact future energy production in the U.S.;
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changes in laws and regulations (or the interpretation thereof), such as the One Big Beautiful Bill Act, including those related to hydraulic fracturing, accessing water, disposing of wastewater, transferring produced water, interstate brackish water transfer, carbon pricing, pipeline construction, data privacy, taxation or emissions, leasing, permitting or drilling and various other environmental matters, in particular, those intended to address seismic activity or overpressurization;
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changes in effective tax rates, or adverse outcomes resulting from other tax increases or an examination of our income or other tax returns and tax inefficiencies;
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the severity and duration of world health events, natural disasters or inclement or hazardous weather conditions, including cold weather, hurricanes, fires, droughts, earthquakes, flooding and tornadoes;
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evolving cybersecurity risks, such as those involving unauthorized access, third-party provider defects and service failures, denial-of-service attacks, malicious software, data privacy breaches by employees or other service providers, insiders or others with authorized access, cyber or phishing attacks, ransomware, social engineering, physical breaches or other actions; and
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other factors discussed elsewhere in this prospectus, including in the section titled “Risk Factors.”

We caution you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond our control, incident to the operation of business in our industry. We disclose important factors that could cause our actual results to differ materially from our expectations under “Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2025 and elsewhere in this prospectus. This information should be considered carefully, together with other information in this prospectus and materials we file with the SEC. Should one or more of the risks or uncertainties described in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.

All forward-looking statements, expressed or implied, included in this prospectus are expressly qualified in their entirety by this cautionary note. This cautionary note should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus.

USE OF PROCEEDS

This prospectus relates to Class A shares that may be offered for resale by the Selling Shareholders. To the extent any Selling Shareholder chooses to sell Class A shares covered by this prospectus, we will not receive any proceeds from any such resales of our Class A shares. The net proceeds from any resale of such Class A shares will be received by the applicable Selling Shareholders. See the section titled “Principal and Selling Shareholders.”

DIVIDEND POLICY

On February 24, 2026, our Board declared a dividend on our Class A shares of $0.05 per share, which was paid on March 19, 2026 to shareholders of record as of March 5, 2026.

While we intend to pay dividends on our Class A shares in amounts and at times determined from time to time by our Board, we have not adopted a formal written dividend policy, nor have we adopted a dividend policy to pay a fixed amount of cash each quarter in respect of each Class A share or to pay an amount based on the achievement of, or amount derivable based on, any specific financial metrics. Any future dividends are within the absolute discretion of our Board. Our Board may determine not to declare any dividends in the future. If our Board determines to pay dividends in the future, the amount of such dividends may vary from quarter to quarter and may be significantly reduced or eliminated entirely. The actual amount of any dividends we pay may fluctuate depending on our cash flow needs, which may be impacted by the availability of financing alternatives, the need to service any future indebtedness or other liquidity needs, potential acquisition opportunities and general industry and business conditions, including the level of use of our land and its resources. Given our reliance on our customers and their activity on our land, we cannot provide any assurance that we will pay dividends in the future. The declaration and payment of any dividends by us will be at the sole discretion of our Board, which may change any dividend policy or our discontinue payment of dividends at any time. Our Board will take into account:

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general economic and business conditions;
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our financial condition and results of operations;
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our cash flows from operations and current and anticipated cash needs;
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our capital requirements, including future acquisitions;
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legal, tax, regulatory and contractual (including under our indentures, credit facilities and future financing arrangements) restrictions and implications on the payment of dividends by us to our shareholders or the payment of distributions by our subsidiaries to us; and
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such other factors as our Board may deem relevant.

We are a holding company and have no material assets other than OpCo Units. As a consequence, our ability to declare and pay dividends to the holders of our Class A shares is subject to the ability of our subsidiaries to make distributions to OpCo and of OpCo to make distributions to us. The ability of our subsidiaries to make distributions to OpCo depends upon the amount of cash they generate from their businesses, the cash flow needs of our subsidiaries and the restrictions contained in our credit facilities, any future financing arrangement or any other arrangement, as well as such subsidiaries’ governing documents. OpCo and its subsidiaries may not generate sufficient cash flow to distribute funds to us and applicable state law and contractual restrictions, including negative covenants in our debt instruments, may not permit such distributions.

The OpCo LLC Agreement provides, subject to the terms of any current or future debt or other arrangements, for: (i) pro rata tax distributions to the OpCo Unitholders in an amount generally intended to allow us to satisfy our actual income tax liabilities with respect to our allocable share of the income of OpCo; (ii) pro rata tax distributions to the OpCo Unitholders in an amount generally intended to allow us to make payments under the Tax Receivable Agreement (as defined below) that we entered into with OpCo and the TRA Holders (as defined below) in connection with our initial public offering (“IPO”) and any subsequent tax receivable agreements that we may enter into in connection with future acquisitions; and (iii) to the extent cash is available, additional pro rata tax distributions to the OpCo Unitholders in an amount generally intended to allow the OpCo Unitholders (other than us) to satisfy their estimated tax liabilities with respect to their allocable share of the income of OpCo, based on certain assumptions and conventions.

If OpCo makes distributions to us and the other OpCo Unitholders in any given year, we may pay dividends in respect of our Class A shares out of some or all of such distributions remaining after the payment of taxes and other expenses if determined by our Board. However, because our Board may determine to pay or not pay dividends in respect of our Class A shares based on the factors described above, holders of our Class A shares may not necessarily receive dividends, even if OpCo makes such distributions to us. In addition, because we must pay income taxes and any amounts due under the Tax Receivable Agreement, amounts ultimately distributed to Class A shareholders are expected to be less on a per-share basis than the amounts distributed by OpCo to the other OpCo Unitholders on a per-unit basis.

Management

Executive Officers and Directors

Set forth below are the names, ages and titles of our executive officers and directors:

Name	Age	Position with WaterBridge Infrastructure LLC
Jason Long	44	Chief Executive Officer and Director
Michael Reitz	40	President, Chief Operating Officer
Scott McNeely	42	Executive Vice President, Chief Financial Officer
Harrison Bolling	43	Executive Vice President, General Counsel
Jason Williams	47	Executive Vice President, Chief Administrative Officer
David Capobianco	55	Director
Matthew Morrow	57	Director
Michael Sulton	49	Director
Frank Bayouth	60	Director
Kara Goodloe Harling	47	Director
Jeffrey Eaton	50	Director
Ben Moore	62	Director
James Crane	72	Director
Greg Daily	66	Director
Jeffrey Ritenour	52	Director
Janet Carrig	68	Director

Jason Long—Chief Executive Officer and Director. Mr. Long has served as our Chief Executive Officer since April 2025 and our director since September 2025. Mr. Long previously served as President and Chief Executive Officer of WaterBridge’s predecessor entities from January 2024 to March 2025, Co-Chief Executive Officer and Chief Operating Officer of WaterBridge’s predecessor entities from May 2020 to December 2023, and as Co-President and Chief Operating Officer of WaterBridge’s predecessor entities from August 2017 to May 2020. Mr. Long also currently serves as President and Chief Executive Officer of LandBridge Company, LLC (NYSE: LB) (NYSE Texas: LB) (“LandBridge”) and has served in such role since January 2024. He has also served as a director of LandBridge since July 2024. Mr. Long previously served as Co-Chief Executive Officer and Chief Operating Officer of LandBridge and its predecessor from September 2021 until December 2023. Prior to joining WaterBridge’s predecessor entities, Mr. Long founded and served as President of EnWater Solutions, LLC (“EnWater”) and Pelagic Water Systems, LLC (“Pelagic”), each a produced water gathering and disposal company in the Delaware Basin, from January 2014 to July 2017. Mr. Long graduated from Texas Christian University with a Bachelor of Science. A native of West Texas, Mr. Long is an oil and natural gas entrepreneur with more than 20 years of experience founding and operating businesses.

Our Board benefits from Mr. Long’s role as our Chief Executive Officer, as well as his substantial experience founding and operating businesses, particularly in an industry in which we operate.

Michael Reitz—President, Chief Operating Officer. Mr. Reitz has served as our President, Chief Operating Officer since April 2025. Mr. Reitz also served as Executive Vice President, Chief Operating Officer of WaterBridge’s predecessor entities from June 2019 to March 2025, and as Senior Vice President of Operations of WaterBridge’s predecessor entities from August 2017 to June 2019. Prior to joining WaterBridge’s predecessor entities, Mr. Reitz served as Vice President of EnWater from May 2016 to July 2017 and as partner of Pelagic from June 2015 to June 2016. Mr. Reitz graduated from Louisiana State University with a Bachelor of Science in Petroleum Engineering in 2009.

Scott McNeely—Executive Vice President, Chief Financial Officer. Mr. McNeely has served as our Executive Vice President, Chief Financial Officer since April 2025. Mr. McNeely previously served as Executive Vice President, Chief Financial Officer of WaterBridge’s predecessor entities from January 2024 to March 2025, Senior Vice President, Finance of WaterBridge’s predecessor entities from January 2023 to December 2023, Vice President, Finance of WaterBridge’s predecessor entities from July 2019 to December 2022, and Director of Finance of WaterBridge’s predecessor entities from April 2018 to June

2019. Mr. McNeely also currently serves as Executive Vice President, Chief Financial Officer of LandBridge and has served in such role since January 2024. Prior to joining WaterBridge’s predecessor entities, Mr. McNeely served as an Investment Banking Senior Associate at Citigroup Inc. (NYSE: C) from June 2015 to March 2018. Prior to serving in such role, Mr. McNeely served in various roles within the intelligence community, including for CACI International Inc. (NYSE: CACI) from 2010 to 2012 and Leidos Holdings Inc. (NYSE: LDOS) from 2012 to 2014. Before joining CACI International, Mr. McNeely served as an active-duty Air Force intelligence officer from 2005 to 2010. Mr. McNeely graduated from the University of California, Riverside with a Bachelor of Science in Computational Mathematics in 2005, the University of Oklahoma with Master of Arts in International Relations in 2011 and the Kellogg School of Management at Northwestern University with a Master of Business Administration in 2016.

Harrison Bolling—Executive Vice President, General Counsel. Mr. Bolling has served as our Executive Vice President, General Counsel since April 2025. Mr. Bolling previously served as Executive Vice President of WaterBridge’s predecessor entities from March 2018 to March 2025. Mr. Bolling also currently serves as Executive Vice President, General Counsel of LandBridge and has served in such role since September 2023. Prior to joining WaterBridge’s predecessor entities, Mr. Bolling served as Vice President and General Counsel of Core Midstream from May 2017 to February 2018. Before joining Core Midstream, Mr. Bolling served as Assistant General Counsel of PennTex Midstream Partners, L.P. (Nasdaq: PTXP) from January 2015 to February 2017. Prior to PennTex, Mr. Bolling served as an associate at Bracewell LLP from September 2008 to December 2014. Mr. Bolling received a Bachelor of Science in History and Economics from Vanderbilt University in 2005 and a Juris Doctor from the University of Texas School of Law in 2008.

Jason Williams—Executive Vice President, Chief Administrative Officer. Mr. Williams has served as our Executive Vice President and Chief Administrative Officer since April 2025. Mr. Williams joined WaterBridge’s predecessor entities as Vice President, Chief Accounting Officer in September 2019 and previously served as Senior Vice President, Chief Accounting Officer and Head of Supply Chain of WaterBridge’s predecessor entities from January 2021 to December 2022, Executive Vice President, Chief Accounting Officer and Head of Supply Chain of WaterBridge’s predecessor entities from January 2023 to December 2023 and Executive Vice President, Chief Administrative Officer from January 2024 to March 2025. Mr. Williams also currently serves as Executive Vice President, Chief Administrative Officer of LandBridge and has served in such role since January 2024. Prior to joining WaterBridge’s predecessor entities, Mr. Williams served in various roles for BHP Group Limited (ASX: BHP), a public multinational mining and metals company, including most recently as Acting Vice President, Accounting and Reporting and previously as Finance Manager Permian and Eagle Ford. Before BHP, Mr. Williams served in various roles for Willbros Group, Inc., a global engineering and contractor company, including most recently as a controller. Prior to Willbros, Mr. Williams worked as an auditor at Grant Thornton LLP from January 2005 to December 2006. Mr. Williams received a Bachelor of Science in Accounting from the University of Houston, Clear Lake, in 2004.

David Capobianco—Director. Mr. Capobianco has served as our director since September 2025. He has also served as the Chief Executive Officer and Managing Partner of Five Point since its founding in 2012. Prior to founding Five Point, Mr. Capobianco was a founder and co-head of the private equity group at Vulcan Capital. Mr. Capobianco also currently serves as Chairman of the board of directors of LandBridge, PowerBridge LLC, Twin Eagle Resource Management LLC, and Deep Blue Midland Basin LLC and as a member of the board of directors of San Mateo Midstream, LLC (“San Mateo Midstream”). He previously served as the Chairman of the board of directors of Northwind Midstream Holdings LLC, a Five Point portfolio company sold to MPLX LP (NYSE: MPLX) in September 2025, and Vulcan Energy Corporation (formerly Plains Resources), a member of the board of directors and chairman of the compensation committee of Plains All American Pipeline, L.P. (NYSE: PAA), a member of the board of directors of PAA/Vulcan Gas Storage (formerly Energy Center Investments), and Chairman of the board of directors of Vulcan Resources (formerly Calumet Florida). Before joining Vulcan, Mr. Capobianco served as senior member of the investment team at Greenhill Capital Partners, a member of the investment team of Harvest Partners and a member of the Energy Corporate Finance Group at Salomon Brothers. Mr. Capobianco received a Master of Business Administration from Harvard Business School and a Bachelor of Arts degree from Duke University.

Our Board benefits from Mr. Capobianco’s skills and experience, particularly his approximately 25 years of industry experience investing and building leading infrastructure businesses of the type we target as customers.

Matthew Morrow—Director. Mr. Morrow has served as our director since September 2025. He has also served as the Chief Operating Officer and Managing Partner of Five Point since its founding in 2012. Prior to founding Five Point, Mr. Morrow served as President and Chief Executive Officer of ENSTOR Inc., one of the largest independent natural gas storage franchises in North America. Following the sale of ENSTOR Inc. to Iberdrola Energy Holdings, Mr. Morrow served as the President and Chief Executive Officer of Iberdrola Energy Holdings. Mr. Morrow also served as a senior member at PPM Energy Canada Ltd, which focused on power generation, wind renewable and natural gas marketing and storage businesses. Prior to joining ENSTOR Inc. and PPM Energy Canada Ltd, Mr. Morrow held various senior positions with Texaco Natural Gas, culminating with his position as President of Sabine Hub Services. He previously served on the board of directors of Northwind Midstream Holdings LLC. Mr. Morrow also currently serves as a director on the board of directors of LandBridge, Twin Eagle Resource Management, LLC, PowerBridge LLC, Deep Blue Midland Basin LLC, and San Mateo Midstream. He also serves on the board of directors of Mission Lazarus, a non-profit organization with operations in Honduras and Haiti. Mr. Morrow received a Master of Business Administration degree and a Bachelor of Science degree from Texas A&M University.

Our Board benefits from Mr. Morrow’s skills and experience, particularly his experience leading and operating natural gas and renewable energy businesses of the type we target as customers.

Michael Sulton—Director. Mr. Sulton has served as our director since September 2025. He joined Five Point in January 2021 as its Executive Vice President and Partner. Prior to joining Five Point, Mr. Sulton served as a Managing Director of Piper Sandler & Co. (NYSE: PIPR) (formerly Simmons & Company International), specializing in the energy industry. Throughout his 20-year investment banking career, Mr. Sulton has executed a wide range of transactions including mergers, divestitures and capital raises and participated in over 100 successful transactions. Mr. Sulton also currently serves on the board of directors of LandBridge. Mr. Sulton received a Bachelor of Business Administration from Southern Methodist University and a Master of Business Administration from the University of Texas.

Our Board benefits from Mr. Sulton’s skills and experience, particularly his approximately 25 years of investing experience over a wide range of transactions.

Frank Bayouth—Director. Mr. Bayouth has served as our director since September 2025. He also currently serves as Executive Vice President and General Counsel at Five Point and has served in such role since joining Five Point in January 2022. Prior to joining Five Point, Mr. Bayouth served in various roles with Skadden, Arps, Slate, Meagher & Flom LLP for over 30 years, including over 20 years as a Partner, where he specialized in mergers and acquisitions and general corporate and securities law matters. Mr. Bayouth also currently serves on the board of directors of LandBridge and PowerBridge LLC. Mr. Bayouth received a Bachelor of Business Administration in Accounting from Texas Tech University and a Juris Doctor from the University of Texas School of Law.

Our Board benefits from Mr. Bayouth’s legal, governance and merger and acquisitions expertise, which enables him to provide guidance in legal affairs, corporate governance and potential acquisitions.

Kara Goodloe Harling—Director. Ms. Harling has served as our director since September 2025. She also serves as the Chief Financial Officer and Chief Compliance Officer of Five Point. Prior to joining Five Point in February 2024, Ms. Harling served as the Chief Operating Officer and Chief Compliance Officer of Mountain Capital Management, LLC from January 2016 to February 2024. Ms. Harling also previously served as Chief Accounting Officer and Corporate Controller for Ascent Resources plc (AIM: AST) from January 2015 to January 2016. Prior to joining Ascent Resources, she served in multiple roles with American Energy Partners, LP. Ms. Harling began her career with Arthur Andersen LLP in 2000 and joined Ernst & Young LLP in 2002, where she ultimately served as Partner before joining American Energy Partners, LP. Ms. Harling also currently serves on the board of directors of LandBridge. Ms.

Harling received a Bachelor of Business Administration in Accounting from Texas A&M University. Ms. Harling is a Certified Public Accountant in the State of Texas.

Our Board benefits from Ms. Harling’s skills and experience, particularly her financial experience across a variety of industries, including in the oil and natural gas industry for businesses of the type we target as customers.

Jeffrey Eaton—Director. Mr. Eaton has served as our director since September 2025. He also serves as an Executive Vice President and Partner of Five Point. Prior to joining Five Point in April 2025, Mr. Eaton served as the Global Co-Head of Eaton Partners from April 2007 to September 2023. Mr. Eaton also previously chaired the investment committees for the North America, EMEA and APAC private funds groups as well as for the Private Capital Advisory Group from January 2015 until September 2023. Prior to joining Eaton Partners, he served as Director at Constellation Energy Commodities Group from July 2004. Mr. Eaton received a Bachelor of Economics and History from Duke University and his Master of Business Administration from Duke’s Fuqua School of Business.

Our Board benefits from Mr. Eaton’s skills and experience, particularly his experience with building a real assets business and leading principal transactions for natural gas structuring.

Ben Moore—Director. Mr. Moore has served as our director since September 2025. He has also served as an Executive Vice President and Partner of Five Point since September 2025. Prior to re-joining Five Point in September 2025, Mr. Moore served as Executive Vice President of Subsurface and Sequestration at Northwind Midstream Partners, a portfolio company of Five Point, from December 2024 to August 2025, and as Executive Vice President and Partner of Five Point from May 2015 to November 2024. Mr. Moore served as Chief Executive Officer and President of NorTex Midstream Partners (“NorTex”), a gas storage and processing company located in the Fort Worth Basin for two years. Prior to joining NorTex, Mr. Moore served for 12 years with Enstor, the gas midstream subsidiary of Iberdrola, working as the Vice President of Operations and Engineering and formerly as the Vice President of Business Development. Mr. Moore also served in various engineering and marketing roles in the upstream industry for Dominion Energy, Shell Oil, and Tenneco Oil. Mr. Moore currently serves on the board of directors of LandBridge. Mr. Moore earned a Bachelor of Science in Petroleum Engineering from the University of Oklahoma in 1986 and a Master of Business Administration from Duke University in 1994.

Our Board benefits from Mr. Moore’s 35 years of upstream and midstream energy experience, particularly in operations, engineering and compliance.

James Crane—Director. Mr. Crane has served as our director since September 2025. He has also served as the Chair and Chief Executive Officer of Crane Capital Group Inc. (“Crane Capital Group”), an investment management company, since 2006. Crane Capital Group has invested in transportation, power distribution, real estate and asset management and its holdings include Crane Worldwide Logistics, a premier global provider of customized transportation and logistics services, and Crane Freight & Cartage. Mr. Crane was Founder, Chairman and Chief Executive Officer of Eagle Global Logistics, Inc., a NASDAQ-listed global transportation, supply chain management and information services company, from 1984 until its sale in August 2007. Mr. Crane received a Bachelor of Science in Industrial Safety from Central Missouri State University. Mr. Crane serves on the board of directors of Nabors Industries Ltd (NYSE: NBR) and previously served on the board of directors of Cargojet Inc. (TSX: CJT) from 2015 until 2021.

Our Board benefits from Mr. Crane’s skills and experience, particularly his experience in marketing, logistics, global operations and creating shareholder value.

Greg Daily—Director. Mr. Daily has served as our director since September 2025. He has also served as the Chief Executive Officer and Chairman of the board of directors of i3 Verticals, Inc. (Nasdaq: IIIV) (“i3 Verticals”) since its founding in 2012. Prior to founding i3 Verticals, Mr. Daily founded iPayment, Inc. (Nasdaq: IPMT) in 2001 and served as its Chairman and Chief Executive Officer until his departure in 2011. Mr. Daily also co-founded PMT Services, Inc. (Nasdaq: PMTS), a credit card processing company, and served as President until the company was sold in 1998 to NOVA Corporation, where he continued to serve as Vice Chairman of the company’s board of directors until 2001. Mr. Daily received a Bachelor of Arts from Trevecca Nazarene University.

Our Board benefits from Mr. Daily’s skills and experience, particularly his experience in founding and managing new companies.

Jeffrey Ritenour—Director. Mr. Ritenour has served as our director since September 2025. He also serves as the Executive Vice President and Chief Financial Officer of Devon Energy Corporation (NYSE: DVN) (“Devon”). Mr. Ritenour was appointed to his current position in 2017 and has been with Devon since 2001, serving in various leadership roles, including most recently as Senior Vice President of Corporate Finance, Investor Relations and Treasury. Before joining Devon, Mr. Ritenour was with Ernst & Young LLP in Dallas. Mr. Ritenour earned a bachelor’s degree in accounting and a master’s degree in business administration, both from the University of Oklahoma.

Our Board benefits from Mr. Ritenour’s skills and experience, particularly his approximately 24 years of energy industry experience through his leadership at Devon.

Janet Carrig—Director. Ms. Carrig has served as our director since December 2025. She has more than 20 years of experience as an attorney in both public and private practice, including most recently as the Senior Vice President, General Counsel and Corporate Secretary of ConocoPhillips Company (NYSE: COP) (“ConocoPhillips”) from 2007 until 2018 and prior thereto as the Executive Vice President, Corporate Development, General Counsel and Secretary of Kellogg Company from 1999 until 2003. Ms. Carrig also serves on the board of directors of Columbia Seligman Premium Technology Growth Fund, Inc. (NYSE: STK) and Tri-Continental Corp. (NYSE: TY), is a member of the Exelon Corporation (Nasdaq: EXC) special litigation committee and served on the board of directors of EQT Corporation (NYSE: EQT) and Whiting Petroleum Corporation (which merged with Oasis Petroleum Inc., forming Chord Energy Corporation). Ms. Carrig received a Bachelor of Arts in History from Grinnell College and a Juris Doctor from Yale Law School.

Our Board benefits from Ms. Carrig’s skills and experience, particularly her approximately 13 years of energy industry experience through her leadership at ConocoPhillips.

Status as a Controlled Company

Because Five Point owns 58,682,925 OpCo Units, 58,682,925 Class B shares and 3,411,735 Class A shares, representing approximately 50.3% of our combined voting power as of March 20, 2026, we are a controlled company under the Sarbanes-Oxley Act and the NYSE and NYSE Texas rules. A controlled company is not required to have a majority of independent directors on its board of directors or to form an independent compensation or nominating and corporate governance committee. As a controlled company, we remain subject to the Sarbanes-Oxley Act and the rules of the NYSE and NYSE Texas that require us, subject to certain phase-in periods, to have an audit committee composed entirely of independent directors.

If at any time we cease to be a controlled company, including upon the earlier of (i) the Five Point Members ceasing to collectively own 40.0% of our combined voting power and (ii) the Initial Shareholders ceasing to collectively own 50.0% or more of our combined voting power, we intend to take all action necessary to comply with the Sarbanes-Oxley Act and the NYSE and NYSE Texas rules, including by appointing a majority of independent directors to our Board and establishing a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors, subject to a permitted “phase-in” period.

Composition of Our Board of Directors

Our Operating Agreement provides that our Board shall consist of such number of directors as shall be determined from time to time by our Board but shall not consist of less than nine directors. We have a single class of directors, and directors are subject to re-election on an annual basis at each annual meeting of shareholders. After the Five Point Members, Devon and their affiliates no longer beneficially own or control the voting of more than 40% of our outstanding common shares (the “Trigger Event”), our Board will be divided into three classes that are as nearly equal in number as is reasonably possible and each director will be assigned to one of the three classes, provided that the Five Point Members shall have the collective right to designate the initial class assigned to each director immediately following the occurrence of the Trigger Event. After the Trigger Event, at each annual meeting of shareholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The initial terms of the Class I, Class II and Class III directors will expire at the first, second and third, respectively, annual meeting following the Trigger Event.

Our Operating Agreement does not provide for cumulative voting in the election of directors, which means that the holders of a majority of our issued and outstanding common shares can elect all of the directors standing for election, and the holders of the remaining common shares are not able to elect any directors. The Five Point Members’ collective beneficial ownership of greater than 50% of our common shares means Five Point is able to control matters requiring shareholder approval, which includes the election of directors. In addition, the Five Point Members maintain certain director designation rights. For more information, see “Certain Relationships and Related Party Transactions—Shareholders’ Agreement.”

Our directors hold office until the earlier of their death, resignation, retirement, disqualification or removal or until their successors have been duly elected and qualified.

Director Independence

Our Board has determined that each of Messrs. Daily and Crane and Ms. Carrig is independent within the meaning of the NYSE and NYSE Texas rules currently in effect and Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Director Compensation

For a discussion of our director compensation arrangements, see “Executive Compensation—Director Compensation.”

Committees of the Board of Directors

We have an audit committee of our Board. In addition, our Board may establish such other committees as it determines necessary or advisable from time to time. Each of the standing committees of the Board have the composition and responsibilities described below. We are relying on the exemptions and phase-in provisions of Rule 10A-3 of the Exchange Act and the NYSE and NYSE Texas transition rules applicable to companies completing an initial listing.

Audit Committee

We are required to have an audit committee of at least three members, and all of its members are required to meet the independence and experience standards established by each of the Exchange Act, the NYSE and NYSE Texas rules, subject to certain transitional relief. We have established an audit committee compliant with each of the SEC, the NYSE and NYSE Texas rules. Our audit committee consists of Mr. Daily and Ms. Carrig, each of whom is independent under the applicable rules of each of the SEC, the NYSE and NYSE Texas, as well as Ms. Harling. Our Board has determined that Ms. Harling is an audit committee financial expert as defined by the SEC.

The audit committee oversees, reviews, acts on and reports on various auditing and accounting matters to our Board, including the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. In addition, the audit committee oversees our compliance programs relating to legal and regulatory requirements and company policies and controls. The audit committee has the sole authority to (i) retain and terminate our independent registered public accounting firm, (ii) approve all auditing services and related fees and the terms thereof performed by our independent registered public accounting firm, and (iii) pre-approve any non-audit services and tax services to be rendered by our independent registered public accounting firm. The audit committee is also responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm has unrestricted access to the audit committee and our management. We have adopted an audit committee charter defining the committee’s primary duties in a manner consistent with the rules of each of the SEC, the NYSE and NYSE Texas.

Conflicts Committee

In accordance with the terms of our Operating Agreement, our Board may from time to time refer specific matters that may involve conflicts of interest to a conflicts committee. The members of any such conflicts committee cannot be officers or employees of any of our Legacy Owners or their affiliates, including Five Point and LandBridge, and must meet the independence and experience standards established by each of the SEC, the NYSE and NYSE Texas to serve on an audit committee of a board of directors. In addition, the members of any such conflicts committee cannot own an interest in any of our Legacy Owners or their affiliates, including Five Point or LandBridge, or any interest in us or our subsidiaries other than shares or awards, if any, awarded under the LTIP. Any transaction that receives Special Approval (as defined in our Operating Agreement) by a conflicts committee will be permitted and presumed to be approved in good faith.

Compensation Committee

Because we are a “controlled company” within the meaning of the NYSE and NYSE Texas rules, we are not required to have, and do not currently have, a compensation committee.

If and when we are no longer a “controlled company” within the meaning of each of the NYSE and NYSE Texas rules, we will be required to establish a compensation committee compliant with each of the SEC, NYSE and NYSE Texas rules. We anticipate that such a compensation committee would consist of three directors who will be “independent” under the applicable rules of each of the SEC, the NYSE and NYSE Texas. This committee would establish salaries, incentives and other forms of compensation for officers and other employees. Any compensation committee would also administer our incentive compensation and benefit plans. Upon formation of any compensation committee, we would expect to adopt a compensation committee charter defining the committee’s primary duties in a manner consistent with the rules of each of the SEC, the NYSE and NYSE Texas.

Nominating and Corporate Governance Committee

Because we are a “controlled company” within the meaning of the NYSE and NYSE Texas rules, we are not required to have, and do not currently have, a nominating and corporate governance committee.

If and when we are no longer a “controlled company” within the meaning of the NYSE and NYSE Texas rules, we will be required to establish a nominating and corporate governance committee compliant with each of the SEC, NYSE and NYSE Texas rules. We anticipate that such a nominating and corporate governance committee would consist of three directors who will be “independent” under the applicable rules of the SEC, the NYSE and NYSE Texas. This committee would identify, evaluate and recommend qualified nominees to serve on our Board, develop and oversee our internal corporate governance processes and maintain a management succession plan. Upon formation of any nominating and corporate governance committee, we would expect to adopt a nominating and corporate governance committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC, the NYSE and NYSE Texas.

Guidelines for Selecting Director Nominees

In evaluating director candidates we will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance our Board’s ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of a committee of the Board to fulfill its duties. In particular, we will assess candidates that:

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have demonstrated notable or significant achievements in business, education or public service;
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possess the requisite intelligence, education and experience to make a significant contribution to the Board and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and
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have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of our shareholders.

We will consider a number of additional qualifications in evaluating a person’s candidacy for membership on the Board. We may require certain skills or attributes, such as financial or accounting experience, to meet specific Board needs that arise from time to time and will also consider the overall experience and makeup of the Board’s members to obtain a broad and diverse mix of Board members.

Corporate Code of Business Conduct and Ethics

Our Board has adopted a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of the NYSE and NYSE Texas. Any waiver of this code may be made only by our Board and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE and NYSE Texas.

Corporate Governance Guidelines

Our Board has adopted corporate governance guidelines in accordance with the corporate governance rules of the NYSE and NYSE Texas.

Compensation DISCUSSION & ANALYSIS

2025 Named Executive Officers

With respect to the year ended December 31, 2025, our “Named Executive Officers” or “NEOs” were as follows:

Name	Position(s)
Jason Long	Chief Executive Officer; Director
Michael Reitz	President and Chief Operating Officer
Scott L. McNeely	Executive Vice President, Chief Financial Officer
Harrison Bolling	Executive Vice President, General Counsel
Jason Williams	Executive Vice President, Chief Administrative Officer

Objectives of Our Compensation Programs

WaterBridge’s 2025 executive compensation program was designed to attract, motivate and retain talented individuals who are committed to achieving our long-term strategic objectives and creating shareholder value. Since our IPO was completed in September 2025, our 2025 compensation program included private company compensation. Our 2025 compensation program consisted of a base salary, a short-term incentive plan and long-term share-based compensation as discussed below. Our compensation structure is designed to align the incentives of our executives with our shareholders’ interests.

Role of Our Board of Directors

Because we are a “controlled company” within the meaning of the NYSE and NYSE Texas rules, we are not required to, and do not currently expect to, have a compensation committee in the present or foreseeable future. The Chairman of our Board makes decisions regarding executive compensation based on the information presented to him by our management team that is derived from executive compensation analytics provided to management by an independent compensation consultant. Our Chief Executive Officer does not recuse himself from votes or Board discussions relating to this compensation.

Role of Management

During 2025, in anticipation of the IPO, management engaged an independent compensation consultant to assist with compiling executive compensation data based on certain selected peer groups (defined below). Such compensation information was then presented to the Chairman of our Board to facilitate discussion surrounding executive compensation structures and programs in connection with determining post-IPO base salaries, target bonus amounts and LTIP grants.

Role of the Independent Consultant

During 2025, management engaged Pay Governance LLC (“Pay Governance”) as its independent compensation consultant to assist with the development of pay strategies and compiling compensation information from peer companies. As part of this process, Pay Governance noted that WaterBridge is a unique organization in the sense that it is a fully-scaled water midstream company that shares a management team with a publicly-traded affiliate land management company, LandBridge. Accordingly, WaterBridge has no direct peers with regards to its management structure and compensation program. Instead of reviewing against a single peer group, Pay Governance performed two separate peer group analyses, one for total cash compensation (base salary and bonus) and a separate analysis for grants of awards made pursuant to a long-term incentive plan. For total cash compensation, Pay Governance reviewed companies that would be considered peers on a combined company basis, i.e., both WaterBridge and LandBridge (collectively, the “Combined Company”). For grants of awards made pursuant to a long-term incentive plan, Pay Governance reviewed against companies that would be considered peers for each of WaterBridge and LandBridge on a standalone basis. In other words, executive compensation was reviewed against the following three separate peer groups: (i) Combined Company basis for both WaterBridge and LandBridge, (ii) for LandBridge, land management companies, minerals and royalty companies and other similar companies only and (iii) for WaterBridge, midstream companies only. The 2025 executive compensation peer groups (the “2025 Peer Groups”) were composed of the companies listed below, which are primarily midstream energy service companies, oil and gas production companies and royalty and real estate investment trust companies ("REITs"), selected based on size, complexity and the quality of publicly available data with respect to these companies:

Combined Company Peers	Midstream Peers	Royalty & REITS Peers
Matador Resources Company	Western Midstream Partners LP	Weyhauser Company
Coterra Energy Inc.	Delek US Holdings Inc.	Sitio Royalties Corp.
Atlas Energy Solutions Inc.	Antero Midstream Corporation	Black Stone Minerals, LP
Kodiak Gas Services Inc.	Kinetik Holdings Inc.	Royal Gold Inc.
	DT Midstream Inc.	Rayonier Inc.
	Summit Midstream Corporation	PotlatchDeltic Corporation
	Aris Water Solutions Inc.	Texas Pacific Land Corporation
The St. Joe Company

After reviewing the executive compensation structures and incentives of comparable peer companies compiled by Pay Governance, our management team then presented this information to the Chairman of our Board and made a recommendation regarding, among other things, the compensation of the Chief Executive Officer and our other NEOs, in each case including base salary, bonus target and long-term incentive awards. Since 2026 will be the Company’s first full year operating post-IPO as a public company, we expect to re-evaluate our peer set for the coming year.

Elements of Executive Compensation

2025 Salaries

Our NEOs receive a base salary to compensate them for services rendered to the Company. The base salary payable to each NEO is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. In August 2025, in anticipation of the IPO, our Board reevaluated each NEO’s base salary, taking into account a number of factors, including 2025 Peer Groups data, each executive’s experience, individual and Company performance and other individual or organizational circumstances, including the current market and business environments. Based on these considerations, our Board approved increases to the base salaries for each NEO to be effective following the closing of the IPO, which occurred in September 2025. For fiscal year 2025, prior to the IPO, Messrs. Long, Reitz, McNeely, Bolling and Williams’ annual base salaries were as follows: $572,000, $416,000, $374,400, $374,400 and $374,400, respectively. Effective October 1, 2025, the base salary for each of Messrs. Long, Reitz, McNeely, Bolling and Williams is as follows: $850,000, $550,000, $500,000, $450,000 and $450,000.

2025 Performance-Based Bonus Targets

We maintain an annual performance-based cash bonus program intended to reward achievement relative to annual financial, operational and individual performance objectives, in which Messrs. Long, Reitz, McNeely, Bolling and Williams participated during fiscal year 2025. Under the performance-based cash bonus program, each applicable NEO’s target bonus amount is expressed as a percentage of base salary. In connection with the IPO, the Board approved increases to the target bonus amounts for certain NEOs. For fiscal year 2025, prior to the IPO, the target bonus amount for each of Messrs. Long, Reitz, McNeely, Bolling and Williams was 100%, 80%, 80%, 80% and 80%, respectively. Effective October 1,

2025, the target bonus amount for each of Messrs. Long, Reitz, McNeely, Bolling and Williams is as follows: 125%, 100%, 90%, 80% and 80%, respectively.

Under our annual performance-based cash bonus program, bonus amounts earned were based on our Board’s assessment of individual performance for fiscal year 2025 and final payment amounts are reflected below within the Summary Compensation Table.

Equity Compensation

Historically, our NEOs received grants of incentive units (“Incentive Units”) from WaterBridge Resources, LLC, WaterBridge II LLC and NDB Operating as the primary source of equity-based compensation prior to the IPO in order to create alignment with our shareholders. The Incentive Units are structured as profits interests, rather than capital interests, and do not provide the holder with the rights of an equity holder (such as dividend or voting rights). Grants of Incentive Units are generally subject to a three year service vesting schedule, which is partially met for the NEOs as shown in the “Outstanding Equity Awards at 2025 Fiscal Year-End” table below.

In connection with the IPO in September 2025, we granted restricted stock units (“RSUs”) to the NEOs under the LTIP generally subject to continued employment through each applicable vesting date. LTIP awards are intended to balance retention of our executive team, align our NEOs’ interests with those of our shareholders and tie executive compensation to the long-term performance of the Company. As described above, our management team engaged Pay Governance to assist with designing our 2025 equity compensation program and set the total target LTIP value appropriate for each NEO, taking into account 2025 Peer Groups data and each NEO’s contribution to our success, level of responsibility and experience. Management presented Pay Governance’s findings to the Chairman of our Board, who determined that it was appropriate to allocate each NEO’s LTIP value to equity awards that would vest solely upon continued employment. The RSUs granted on September 18, 2025 in connection with the IPO will vest as to one third of the underlying shares on each of the first, second and third anniversaries of the grant date, subject to each NEO’s continued employment through such date. Following vesting, each RSU will be settled for shares of our Class A shares on a one-for-one basis. For additional information, see the “Grants of Plan-Based Awards for Fiscal Year 2025” and “Outstanding Equity Awards at 2025 Fiscal Year-End” tables below.

Retirement Plan

We maintain a 401(k) retirement savings plan, or the 401(k) plan, for our employees, including our NEOs, who satisfy certain eligibility requirements. Our NEOs are eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Code (as defined below) allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Currently, we provide matching contributions, 100% of an employee’s salary deferrals, up to a maximum of 7% of salary. An employee can defer up to 90% of their salary.

We believe that providing a vehicle for tax-deferred retirement savings through our 401(k) plan adds to the overall desirability of our compensation package and further incentivizes our employees, including our NEOs, in accordance with our compensation policies.

Employee Benefits and Perquisites

All of our employees, including our NEOs, are eligible to participate in our health and welfare plans, including:

•
medical, dental and vision benefits;
•
short-term and long-term disability insurance; and
•
life insurance.

We did not provide any perquisites or special personal benefits to our NEOs in fiscal year 2025 other than the Company’s payment of life insurance premiums, a monthly company car allowance for certain NEOs, the use of company aircraft and the payment of club membership and dues.

Management believes that the perquisites and other personal benefits provided to the NEOs are reasonable, appropriate and necessary to attract and retain employees for key positions, which, in turn, promotes the long-term interests of our shareholders. The Company has granted club membership to certain NEOs to further business development on behalf of our shareholders, and while such membership is intended to be used for business purposes, members may use the club for personal purposes so long as they pay all incremental costs, other than the annual dues, related to such personal use. Expenses relating to personal use of the club amenities are either reimbursed to the Company by the NEO or paid directly by the NEO. Additionally, each of Messrs. Long and Reitz receive a company car allowance of $1,000 per month.

We expect our Board to adopt a written policy that sets forth guidelines and procedures regarding personal use of company aircraft. In 2025, personal use of company aircraft was approved in advance by our Chairman on a per use basis. We do not reimburse for taxes relating to any imputed income for personal travel and the personal travel of family members when they accompany an NEO. For fiscal year 2025, the aggregate incremental cost of each NEO’s personal use of company aircraft is described below in the 2025 Summary Compensation Table.

Such aggregate incremental cost of the personal use of our company aircraft reflects the marginal incremental private plane charter costs to the company and excludes any fixed contract costs.

We do not view perquisites or other personal benefits as a significant component of our executive compensation program. We view the personal use of company aircraft to be a significant benefit that assists us in attracting and retaining top talent while allowing our executives to serve the Company without personal travel-related distractions. In the future, we may provide perquisites or other personal benefits in limited circumstances, such as where we believe it is appropriate to assist an individual executive officer in the performance of his or her duties, to make our executive officers more efficient and effective, and for recruitment, motivation or retention purposes. All future practices with respect to perquisites or other personal benefits for our NEOs will be approved and subject to periodic review by our Board and we do not expect such perquisites to become a significant component of our compensation program.

Severance and Change in Control Benefits

We have not currently entered into employment agreements or severance agreements with any of our NEOs, but each NEO is party to RSU award agreements pursuant to the LTIP and Incentive Unit award agreements with regards to the NDB LLC Incentive Units, each of which provides the NEOs with certain benefits in the event of a termination or change in control (as defined within each agreement). We believe that providing severance and change in control protections for outstanding equity awards is an important component of a competitive and market‑aligned executive compensation program. These protections help ensure that we can attract, retain, and appropriately motivate the talent necessary to execute our long‑term strategy.

Policies and Practices Related to the Timing of Grants of Certain Equity-Based Awards

We do not currently grant stock options or stock appreciation rights (“SARs”) as part of our equity compensation programs; therefore we do not maintain a formal policy regarding the timing of stock option or SAR awards. During 2025, while the Board did not grant any stock options or SARs, neither the Board nor the Company times the disclosure of material nonpublic information to affect the value of other types of executive compensation awards granted to any service provider.

No Tax Gross-ups

We do not make gross-up payments to cover our NEOs’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by us.

Anti-Hedging Policies

Pursuant to our Insider Trading Policy, the Company’s directors, executive officers and employees (collectively, the “Covered Persons”) may not engage in hedging transactions, short sales or transactions involving Company-based derivative securities, through transactions in Company securities or through the use of financial instruments designed for such purpose. Such hedging transactions, short sales and transactions involving Company-based derivative securities may result in a Covered Person becoming the beneficial owner of such Company securities without taking on the full risks and rewards of ownership, and therefore such Covered Person’s interests may not align with those of the Company’s shareholders generally.

Clawback Policy

We adopted the WaterBridge Infrastructure LLC Clawback Policy (the “Clawback Policy”), effective as of September 17, 2025. The Clawback Policy is intended to comply with the requirements of Section 10D of the Exchange Act and Section 303A.14 of the NYSE Listing Company Manual. Under the terms of the Clawback Policy, in the event of a restatement of our financial statements due to material non-compliance with any financial reporting requirement under applicable securities laws, the audit committee shall take reasonably prompt action to cause the Company to recover the amount of any incentive compensation granted, awarded or paid to a covered employee within the preceding 36-month period to the extent the value of such compensation was in excess of the amount of incentive compensation that would have been granted, awarded or paid had the financial statements been in compliance with the financial reporting requirements (subject to certain limited exceptions). Each executive officer, including our NEOs and certain former executive officers, are considered “Covered Persons” for purposes of the Clawback Policy.

Risk Assessment

We believe that our compensation program does not encourage excessive or unnecessary risk taking. This is primarily due to the fact that our compensation programs are designed to encourage our NEOs and other employees to focus on both short-term and long-term strategic goals, thereby creating an ownership culture and helping to align the interests of our employees and our shareholders. Accordingly, our compensation program is balanced between short-term and long-term incentive compensation. Short-term incentive compensation is paid annually, but is dependent upon the satisfaction and achievement of quantitative and qualitative factors established by our Board each year.

Overall, we believe that the balance within our compensation program results in an appropriate compensation structure for the Company, and that the program does not pose risks that could have a material adverse effect on our business or financial performance.

Executive Compensation

2025 Summary Compensation Table

The table below sets forth all the compensation awarded to, earned by, or paid to our NEOs during the fiscal year ended December 31, 2025.

Name and Principal Position	Year	Salary($)(1)	Bonus($)(2)	Stock Awards($)(3)	Option Awards($)(4)	All Other Compensation($)(5)	Total
Jason Long	2025	633,930	1,772,980	3,107,500	806,058	101,403	6,421,871
Chief Executive Officer	2024	550,000	740,000	-	-	35,670	1,325,670

Michael Reitz	2025	445,830	1,407,980	2,147,000	549,585	96,284	4,646,679
President and Chief Operating Officer	2024	400,000	720,000	-	-	35,463	1,155,463

Scott L. McNeely	2025	402,360	875,000	1,695,000	366,390	44,839	3,383,589
Executive Vice President, Chief Financial Officer	2024	335,770	390,000	-	-	42,280	768,050

Harrison Bolling	2025	391,210	805,000	1,582,000	366,390	47,236	3,191,836
Executive Vice President and General Counsel	2024	360,000	390,000	-	-	33,086	783,086

Jason Williams	2025	391,210	829,726	1,582,000	366,390	25,130	3,194,456
Executive Vice President, Chief Administrative Officer	2024	360,000	390,000	-	-	24,780	774,780
(1)
Amounts reflect the base salary actually paid to each NEO for fiscal years 2024 and 2025.
(2)
Amounts reflect special bonuses during the 2024 and 2025 fiscal years related to each NEO’s services to the Company in connection with certain transactions, including bonuses related to the IPO. Amounts also reflect cash bonuses earned by our NEOs based on Company and personal performance during fiscal years 2024 and 2025. The amounts reported for 2024 were previously disclosed under the “Non-Equity Incentive Plan Compensation” column of our Registration Statement on Form S-1 as filed with the SEC, but after further consideration, we have concluded that these amounts are more appropriately reported in the “Bonus” column for the 2025 year.
(3)
The amounts reported in this column for 2025 represent the aggregate grant date fair value, determined in accordance with FASB ASC Topic 718 (as defined below), of RSUs granted to the Named Executive Officers in 2025 under the LTIP, disregarding the estimate of forfeitures. Additional details regarding assumptions used to value these RSU awards may be found in Notes 2 and 11 to our consolidated financial statements filed with our Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
(4)
We believe that, despite the fact that the Incentive Units do not require the payment of an exercise price, they are most similar economically to stock options, and as such, they are properly classified as “options” under the definition provided in Item 402(m)(5)(i) of Regulation S-K as an instrument with an “option-like feature.” The amounts reflected for 2025 within this column show the grant date value of the Incentive Units granted pursuant to the incentive unit program of NDB LLC, in accordance with FASB ASC Topic 718. Pursuant to SEC rules, all amounts shown in this column exclude the effect of estimated forfeitures related to service-based vesting conditions. Additional detail regarding the Incentive Units is included in Notes 2 and 11 to our consolidated financial statements filed with our Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
(5)
Amounts reflect the following for Mr. Long, Mr. Reitz, Mr. McNeely, Mr. Bolling and Mr. Williams, respectively, (i) the cost of life insurance premiums paid by the Company: $420, $420, $420, $420 and $630, (ii) the value of Company matching contributions under the Company’s 401(k) plan: $24,500, $24,500, $24,500, $24,500 and $24,500, (iii) the value of each NEO’s use of company aircraft: $26,125, $13,063, $0, $13,063 and none, and (iv) the value of club dues or membership fees paid by the Company: $38,358, $46,301, $19,919, $9,254 and none. Additionally, Mr. Long and Mr. Reitz each received an annual vehicle allowance of $12,000 each.

Grants of Plan-Based Awards for Fiscal Year 2025

The table below sets forth the awards granted to our NEOs during 2025, including awards under the LTIP.

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)(1)	All Other Option Awards: Number of Securities Underlying Options(#)(2)	Exercise or Base Price of Option Awards ($/Share)(2)	Grant Date Fair Value of Stock and Option Awards(3)
Jason Long
NDB MIU	March 1, 2025	-	1,100	-	806,058
RSU	September 18, 2025	137,500	-	-	3,107,500
Michael Reitz
NDB MIU	March 1, 2025	-	750	-	549,585
RSU	September 18, 2025	95,000	-	-	2,147,000
Scott L. McNeely
NDB MIU	March 1, 2025	-	500	-	366,390
RSU	September 18, 2025	75,000	-	-	1,695,000
Harrison Bolling
NDB MIU	March 1, 2025	-	500	-	366,390
RSU	September 18, 2025	70,000	-	-	1,582,000
Jason Williams
NDB MIU	March 1, 2025	-	500	-	366,390
RSU	September 18, 2025	70,000	-	-	1,582,000
(1)
These RSUs will vest in one-third increments over a three-year period beginning on the first anniversary of the grant date. For further discussion, see Note 11, “Share-Based Compensation” in our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
(2)
We believe that, despite the fact that the Incentive Units do not require the payment of an exercise price, they are most similar economically to stock options, and as such, they are properly classified as “options” under the definition provided in Item 402(m)(5)(i) of Regulation S-K as an instrument with an “option-like feature.” Each Incentive Unit is granted with a specific hurdle amount, or distribution threshold, and will only provide value to the holder based upon our growth above that hurdle amount. Because the Incentive Units are not traditional options, there is no exercise price associated with the awards in the table above.
(3)
Represents the grant date fair value of each equity award computed in accordance with ASC Topic 718, excluding the effect of estimated forfeitures. For RSUs and management incentive units (“MIUs”), grant date fair value is based upon the closing stock price on the grant date. A discussion of the assumptions used in the calculation of these amounts is included in Note 11, “Share-Based Compensation” in our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

Outstanding Equity Awards at 2025 Fiscal Year-End

The following table summarizes the number of share-based awards underlying outstanding equity incentive plan awards for each NEO as of December 31, 2025.

			Option Awards(1)				Stock Awards
Name	Grant Date	Granting Entity(2)	Number of Securities Underlying Unexercised Options (#) Exercisable(3)	Number of Securities Underlying Unexercised Options (#) Unexercisable(4)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(5)	Market Value of Shares or Units of Stock That Have Not Vested ($)(6)
Jason Long
	June 9, 2020	NDB LLC	650	-	-	-	-	-
	July 1, 2023	NDB LLC	228	114	-	-	-	-
	March 21, 2025	NDB LLC	-	1,100	-	-	-	-
	Sept. 18, 2025	WaterBridge	-	-	-	-	137,500	2,751,375
Michael Reitz
	June 9, 2020	NDB LLC	500	-	-	-	-	-
	July 1, 2023	NDB LLC	174	87	-	-	-	-
	March 21, 2025	NDB LLC	-	750	-	-	-	-
	Sept. 18, 2025	WaterBridge	-	-	-	-	95,000	1,900,950
Scott L. McNeely
	June 9, 2020	NDB LLC	150	-	-	-	-	-
	July 1, 2023	NDB LLC	187	93	-	-	-	-
	March 21, 2025	NDB LLC	-	500	-	-	-	-
	Sept. 18, 2025	WaterBridge	-	-	-	-	75,000	1,500,750
Harrison Bolling
	June 9, 2020	NDB LLC	375	-	-	-	-	-
	July 1, 2023	NDB LLC	133	67	-	-	-	-
	March 21, 2025	NDB LLC	-	500	-	-	-	-
	Sept. 18, 2025	WaterBridge	-	-	-	-	70,000	1,400,700
Jason Williams
	June 9, 2020	NDB LLC	150	-	-	-	-	-
	July 1, 2023	NDB LLC	200	100	-	-	-	-
	March 21, 2025	NDB LLC	-	500	-	-	-	-
	Sept. 18, 2025	WaterBridge	-	-	-	-	70,000	1,400,700
(1)
We believe that, despite the fact that the Incentive Units do not require the payment of an exercise price, they are most similar economically to stock options, and as such, they are properly classified as “options” under the definition provided in Item 402(m)(5)(i) of Regulation S-K as an instrument with an “option-like feature.” Each Incentive Unit is granted with a specific hurdle amount, or distribution threshold, and will only provide value to the holder based upon our growth above that hurdle amount. Because the Incentive Units are not traditional options, there is no exercise price or expiration date associated with the awards in the table above.
(2)
The outstanding Incentive Units were granted to our NEOs by NDB LLC. Distributions attributable to Incentive Units are based on returns received by investors of NDB Operating once certain return thresholds have been met. Incentive Units are solely a payment obligation of NDB LLC, and neither the Company nor OpCo has any cash or other obligation to make payments in connection with the Incentive Units. RSUs were granted by the Company.
(3)
Incentive Units that are reflected as “exercisable” were vested as of December 31, 2025.
(4)
Incentive Units reflected as “unexercisable” were still subject to time-based vesting conditions as of December 31, 2025. Each relevant Incentive Unit award vests in equal annual installments over three years, subject to the NEO’s continued service.
(5)
The amounts in this column reflect outstanding time-based RSU awards granted to NEOs, each of which vests at one-third of the total RSUs granted on each of the first three anniversaries of the date of our IPO, generally subject to continued employment through each applicable vesting date.
(6)
The amounts reflected in this column would represent the market value of the Class A shares underlying the RSU awards granted to the NEOs as set forth in the preceding column, computed based on the closing price of our Class A shares on December 31, 2025, which was $20.01.

Option Exercises and Stock Vested in Fiscal Year 2025

The following table provides information, on an aggregate basis, about the NEOs’ awards that were converted to a single class of common units in connection with our IPO during the fiscal year ended December 31, 2025.

		Option Awards
Name	Granting Entity	Number of Shares Acquired on Exercise (#)(1)	Value Realized on Exercise ($)(2)
Jason Long	WBR I	31,357	627,140
Michael Reitz	WBR I	20,904	418,080
Harrison Bolling	WBR I	10,888	217,760
(1)
In connection with the IPO, WBR I was reorganized effective as of September 18, 2025 and all outstanding equity interests in WBR I, including Incentive Units, were converted to a single class of common units. This column reflects the number of common units in WBR I that were issued to each NEO in respect of Incentive Units held by such NEO immediately prior to the reorganization.
(2)
The amounts reported in this column equal the number of reorganized common units issued to the NEO multiplied by the value of the common units on the applicable reorganization date.

Pension Benefits and Nonqualified Deferred Compensation

We have not maintained, and do not currently maintain, a defined benefit pension plan or a nonqualified deferred compensation plan providing for retirement benefits.

Potential Payments Upon Termination or Change in Control

None of our NEOs is party to an employment agreement. However, each of our NEOs may be entitled to certain benefits upon termination of employment under the terms of their respective equity award agreements, consisting of their NDB Incentive Unit award agreements and RSU award agreements entered into pursuant to the LTIP. The table below and the following disclosures discuss the payments and benefits that each of our NEOs would have been eligible to receive upon certain termination events, including terminations in connection with a change in control, assuming that each such termination occurred on December 31, 2025. As a result, the payments and benefits disclosed represent what would have been due and payable to such NEOs under the applicable agreements and plans in existence between each NEO and the Company as of December 31, 2025. This disclosure does not reflect any changes to such agreements or plans, or new agreements or plans adopted, after December 31, 2025, unless specifically stated.

Treatment of LTIP Awards upon a Termination of Employment (including in Connection with a Change in Control)

Pursuant to the award agreements governing outstanding LTIP awards held by each NEO, upon a termination of employment without “cause,” or by the NEO for “good reason” (such terms as defined in the award agreement and described below), the RSUs will immediately become fully vested.

Upon termination of employment due to death or disability, then the greater of (i) all unvested RSUs that would have vested within the next year following the termination of the NEO’s employment or service relationship, or (ii) the minimum number of unvested RSUs that, if vested, would cause 50% of the total number of RSUs granted to become vested, will immediately become fully vest.

Upon a termination of employment due to a “change in control” (as defined in the LTIP and described below) and the RSUs are not continued, converted, assumed or replaced with a substantially similar award by (a) WaterBridge or (b) a successor entity or its parent or subsidiary, the RSUs will immediately become fully vested subject to the NEO’s continued employment or service relationship.

For each NEO, as of December 31, 2025, the accelerated value of their RSUs would be based upon the number of outstanding RSUs reflected in the “Outstanding Equity Awards at 2025 Fiscal Year-End” table above (as well as the vesting schedule set forth in the footnotes to such table with respect to death or disability situations), multiplied by the price of our Class A shares on December 31, 2025, which was $20.01.

•
“Cause” with respect to the LTIP awards is generally defined first by any “cause” (or similar) definition in the participant’s employment, consulting, incentive unit award, or severance agreement then in effect; if none applies, it generally means: (i) conviction of a felony or other crime involving moral turpitude, or any act or omission involving misappropriation, fraud, or breach of fiduciary duty; (ii) willful misconduct with respect to WaterBridge or any affiliate or in performing duties; (iii) gross negligence that is material and repeated/continuing, or that has a material effect on WaterBridge or any affiliate, with a 15‑day cure period for curable acts after written notice; or (iv) a material breach (directly or indirectly, including through owned/controlled entities) of any material operating or governing agreement of WaterBridge or any affiliate to which the participant or such entity is a party.
•
“Good reason” with respect to the LTIP awards is generally defined first by any “good reason” (or similar) definition in the participant’s employment, consulting, or severance agreement then in effect; if none applies, it generally means, without the participant’s consent: (i) a material adverse change in position, duties, or reporting (other than for performance); (ii) a material reduction in base salary (other than for performance); or (iii) relocation of the principal work location by more than 50 miles. Good reason exists only if the participant gives written notice within 60 days of learning of the event, WaterBridge fails to cure within 30 days (if curable), and the participant resigns within 30 days after the cure period expires.
•
A “change in control” with respect to the LTIP generally occurs upon any of the following: (1) a person or group acquires beneficial ownership of at least 50% of the outstanding Class A shares or combined voting power, excluding acquisitions from the Company, by the Company or its subsidiaries, by an employee benefit plan, or in qualifying transactions that satisfy specific continuity conditions; (2) the “Incumbent Directors” (those on the Board as of the effective date or later approved by at least two‑thirds of them) cease to constitute a majority of the Board, excluding directors installed through an actual or threatened proxy contest; (3) consummation of a merger, consolidation, reorganization, or sale/disposition of all or substantially all assets (or acquisition of another’s assets), unless post‑transaction ownership, voting power, and board composition meet continuity thresholds (more than 50% ongoing ownership/voting by pre‑transaction holders, no new 50% owner other than specified exceptions, and a Board majority of Incumbent Directors); (4) stockholder approval of a complete liquidation or dissolution; or (5) a purchase of shares by the controlling stockholder that causes the Company to cease being listed on a national exchange.

Treatment of Incentive Units upon a Termination of Employment

Pursuant to the award agreements governing the outstanding Incentive Units held by each of the NEOs, if the NEO is terminated without “cause,” (as defined in Incentive Unit award agreement and described below) or the NEO terminates his employment with “good reason” (as defined in Incentive Unit award agreement and described below), all unvested Incentive Units that would have vested during the 12 months following such termination will be deemed to automatically vest as of the termination date.

Upon a termination of a NEO’s employment due to death or disability, the NEO would receive accelerated vesting of an amount that is the greater of (a) the unvested Incentive Units that would have vested during the 12 months following such termination or (b) the number of Incentive Units that equal 50% of the original Incentive Unit grant amount.

In the event that a NEO is terminated for “cause,” all unvested Incentive Units are immediately forfeited, and one-third of any Incentive Units that had become vested prior to such termination will also be forfeited without consideration.

All unvested Incentive Units held by a NEO upon a termination of employment without good reason, upon the NEO’s bankruptcy, or upon the transfer of that NEO’s awards by contract (including death, divorce, operation of law or otherwise) will be immediately forfeited.

•
“Cause” with respect to the Incentive Units is generally defined first by any “cause” (or similar) definition in the participant’s employment, consulting, incentive unit award, or severance agreement then in effect; if none applies, it generally means: (i) conviction of a felony or other crime involving moral turpitude, or any act or omission involving misappropriation, fraud, or breach of fiduciary duty; (ii) willful misconduct with respect to WaterBridge or any affiliate or in performing duties; (iii) gross negligence that is material and repeated/continuing, or that has a material effect on WaterBridge or any affiliate, with a 15‑day cure period for curable acts after written notice; or (iv) a material breach (directly or indirectly, including through owned/controlled entities) of any material operating or governing agreement of WaterBridge or any affiliate to which the participant or such entity is a party.
•
“Good reason” with respect to the Incentive Units is generally defined first by any “good reason” (or similar) definition in the participant’s employment, consulting, or severance agreement then in effect; if none applies, it generally means, without the participant’s consent: (i) a material adverse change in position, duties, or reporting (other than for performance); (ii) a material reduction in base salary (other than for performance); or (iii) relocation of the principal work location by more than 50 miles. Good reason exists only if the participant gives written notice within 60 days of learning of the event, WaterBridge fails to cure within 30 days (if curable), and the participant resigns within 30 days after the cure period expires.

Quantification of Payments

The following table summarizes the compensation and other benefits that would have become payable to each NEO, assuming his employment terminated on December 31, 2025, and assuming a closing price of $20.01 as of December 31, 2025.

Name	Payment Type / Benefit	Termination Due to Death or Disability ($)	Termination Due to a Change in Control or Discontinued Award Following a Change in Control ($)	Change in Control and Employment Continues but Award does not Continue ($)	Termination without Cause or Resignation for Good Reason ($)
Jason Long	LTIP Award Acceleration (1)	1,375,688	2,751,375	2,751,375	917,118
	Incentive Unit Acceleration (2)	1,698,401	2,971,239	2,971,239	1,274,893
	Total	3,074,089	5,722,614	5,722,614	2,192,011

Michael Reitz	LTIP Award Acceleration (1)	950,475	1,900,950	1,900,950	633,657
	Incentive Unit Acceleration (2)	1,192,616	2,060,460	2,060,460	903,334
	Total	2,143,091	3,961,410	3,961,410	1,536,991

Scott L. McNeely	LTIP Award Acceleration (1)	750,375	1,500,750	1,500,750	500,250
	Incentive Unit Acceleration (2)	925,732	1,505,539	1,505,539	733,649
	Total	1,676,107	3,006,289	3,006,289	1,233,899

Harrison Bolling	LTIP Award Acceleration (1)	700,350	1,400,700	1,400,700	466,893
	Incentive Unit Acceleration (2)	828,674	1,405,993	1,405,993	636,591
	Total	1,529,024	2,806,693	2,806,693	1,103,484

Jason Williams	LTIP Award Acceleration (1)	700,350	1,400,700	1,400,700	466,893
	Incentive Unit Acceleration (2)	951,863	1,530,426	1,530,426	759,780
	Total	1,652,213	2,931,126	2,931,126	1,226,673
(1)
The amounts reported in this row were calculated by multiplying the number of RSUs that would accelerate under the applicable termination scenario by $20.01, the closing price of our Class A shares on December 31, 2025.
(2)
The amounts reported in this row were calculated by determining the value of the applicable Incentive Units that would be received by each NEO in a hypothetical liquidation scenario of NDB LLC as of December 31, 2025 based on the $20.01 per share closing price of Class A shares on December 31, 2025.

Director Compensation

Annual compensation for our non-employee directors is currently comprised of cash and equity-based compensation, as set out below. We also reimburse our directors for reasonable out-of-pocket expenses associated with travel to and attendance at our Board and committee meetings. We do not pay for meeting attendance or provide any other benefits or perquisites to our non-employee directors.

For the year ended December 31, 2025, the members of our Board, other than Messrs. Capobianco, Morrow, Sulton, Bayouth, Moore, Eaton, Moore, Ms. Harling (collectively, the “Five Point Directors”) and Mr. Ritenour, received compensation for their service on our Board and committees thereof consisting of the items below:

•
an annual retainer of $100,000;
•
an additional annual retainer of $10,000 for service in the audit committee;
•
an additional annual retainer of $10,000 for service as the chair of the audit committee; and
•
an annual grant of RSUs with an aggregate grant date fair value equal to $130,000.

The Company does not pay any compensation to the Five Point Directors or Mr. Ritenour for their service as directors on our Board. For directors appointed or elected after January 1 of a given year, the compensation paid to the non-employee directors will be pro-rated based on the number of days of service.

The following table summarizes the compensation provided to the members of our Board for the year ended December 31, 2025. All compensation provided to Mr. Long with respect to the 2025 year is reflected within the 2025 Summary Compensation Table above.

Name	Fees Earned or Paid in Cash(1) ($)	Stock Awards(2)(3) ($)	Total ($)
Greg Daily	27,500	165,815	193,315
James Crane	25,000	165,815	190,815
Janet Carrig(4)	-	136,370	136,370
(1)
The amounts reflected in this column reflect the annual cash compensation paid to the non-employee directors, prorated based on days of service on our Board for the year ended December 31, 2025.
(2)
The amounts reflected in this column represent the grant date fair value of the RSUs granted to the non-employee directors in 2025 pursuant to our LTIP, computed in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 718, Compensation -Stock Compensation (“ASC 718”), excluding the effects of estimated forfeitures.
(3)
As of December 31, 2025, each of Messrs. Crane and Daily, and Ms. Carrig held 6,500 unvested RSUs, subject to vesting on September 18, 2026.
(4)
Ms. Carrig was appointed to the Board on December 12, 2025, and was granted unvested RSUs pursuant to our non-employee director compensation program.

Non-Employee Director Compensation Arrangements

Under the director compensation program, members of our Board who are also employees do not receive additional compensation for their service as directors. Each director is entitled to be reimbursed for reasonable out-of-pocket expenses and associated travel incurred to attend meetings and activities of our Board or any of its committees. Each director is also indemnified by us for actions associated with serving as a director to the fullest extent permitted under Delaware law pursuant to indemnification agreements entered into with such director.

SECURITIES Authorized for Issuance Under Equity Compensation Plans

The following table sets forth certain information as of December 31, 2025, with respect to compensation plans under which equity securities of WaterBridge are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted- average exercise price of outstanding options, warrants and rights(1)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)(2)
	(a)	(b)	(c)
Equity compensation plans approved by security holders	-	-	-
Equity compensation plans not approved by security holders	-	-	6,172,750
Total	-	-	6,172,750
(1)
All outstanding awards under the LTIP represent restricted stock units subject to time-based vesting, which do not have an exercise price.
(2)
On January 1 of each calendar year, the total number of Class A shares reserved and available for delivery with respect to awards under the LTIP increases by a number of Class A shares equal to the lesser of (x) 5% of the total number of Class A shares and Class B shares outstanding as of December 31 of the immediately preceding calendar year; (y) the number of Class A shares required to bring the total Class A shares available for issuance under the LTIP to 5% of the total number of Class A shares and Class B shares outstanding as of December 31 of the immediately preceding calendar year; or (z) such smaller number of Class A shares as determined by our Board.

Principal and Selling Shareholders

The following table sets forth the beneficial ownership of our common shares outstanding by:

•
each person known to us to be beneficial owner of more than 5% of any class of our outstanding common shares;
•
each director and named executive officer;
•
all of our directors and executive officers as a group; and
•
the Selling Shareholders.

All information with respect to beneficial ownership has been furnished by the respective Selling Shareholders, more than 5% shareholders, directors and named executive officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is c/o WaterBridge Infrastructure LLC, 5555 San Felipe Street, Suite 1200, Houston, Texas 77056. The table below does not reflect any shares to be issued pursuant to the LTIP.

The Selling Shareholders and their pledgees, donees, transferees, assignees or other successors-in-interest may offer to sell from time to time in the future up to an aggregate of 83,250,000 Class A shares pursuant to this prospectus. Such sales, if any, may be made through brokerage transactions on NYSE and NYSE Texas at prevailing market prices. As such, we will have no input if and when any Selling Shareholder may elect to sell its common shares or the prices at which any such sales may occur. See the section titled “Plan of Distribution.”

The Class A shares being registered hereby for resale by the Selling Shareholders named herein include Class A shares issuable upon the redemption of OpCo Units, together with the cancellation of an equal number of Class B shares. Such Class A shares and Class B shares were acquired by the Selling Shareholders in connection with the WaterBridge Combination and the IPO.

The issuance of Class A shares to the Selling Shareholders in connection with exercise of the Redemption Right will be exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). We are registering the offering by the Selling Shareholders of the Class A shares described below pursuant to the provisions of the Registration Rights Agreement (as defined below). See “Principal and Selling Shareholders—Registration Rights Agreements.”

As of March 20, 2026, 47,016,059 Class A shares are issued and outstanding, 76,440,150 Class B shares are issued and outstanding and no preferred shares are issued and outstanding. Information concerning the Selling Shareholders was provided as of March 25, 2026, but may change from time to time and any changed information will be set forth in supplements to this prospectus, if and when necessary. Because the Selling Shareholders may sell all, some or none of the common shares covered by this prospectus, we cannot determine the number of such common shares that will be sold by the Selling Shareholders, or the amount or percentage of common shares that will be held by the Selling Shareholders upon consummation of any particular sale. In addition, the Selling Shareholders listed in the table below may have sold, transferred, or otherwise disposed of, or may sell, transfer, or otherwise dispose of, at any time and from time to time, common shares in transactions exempt from the registration requirements of the Securities Act, after the date on which they provided the information set forth in the table below. The Selling Shareholders do not have, nor have they within the past three years had, any position, office or other material relationship with us, other than as disclosed in this prospectus. See the sections titled “Management” and “Certain Relationships and Related Party Transactions” for further information regarding the Selling Shareholders.

The amounts and percentages of common shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated in the footnotes to the table below, each of the persons or entities listed below has, to our knowledge, sole voting and investment power with respect to all common shares beneficially owned by them, except to the extent this power may be shared with a spouse.

	Shares Owned Before the Offering				Shares Owned After the Offering
Name of Beneficial Owner	Class A Shares	Class B Shares(1)	Combined Voting Power(2)	Class A Shares that may be sold hereby	Class A Shares	Voting Power(3)
Directors and Named Executive Officers:[4]
Jason Long	5,000	—	*	—	5,000	*
Michael Reitz Jr.	4,865	—	*	—	4,865	*
Scott L. McNeely	1,278	—	*	—	1,278	*
Harrison Bolling	2,000	—	*	—	2,000	*
Jason Williams	—	—	*	—	—	*
David N. Capobianco(4)	3,411,735	58,682,925	50.3%	62,094,660	—	—
Matthew K. Morrow	—	—	*	—	—	—
Kara Goodloe Harling	—	—	*	—	—	—
Michael S. Sulton	—	—	*	—	—	—
Frank Bayouth	—	—	*	—	—	—
Ben Moore	—	—	—	—	—	—
Janet Carrig	—	—	*	—	—	*
James Crane(5)	300,000	—	*	—	300,000	*
Gregory Daily	75,000	—	*	—	75,000	*
Jeffrey Ritenour	—	—	*	—	—	—
Jeffrey Eaton	—	—	*	—	—	—
Directors and Executive Officers as a Group (16 Persons)	3,799,878	58,682,925	50.6%	62,094,660	388,143	*
Selling Shareholders:
WBR Holdings LLC(4)	3,411,735	11,063,925	11.7%	14,475,660	—	—
NDB Holdings LLC (4)	—	41,425,200	33.6%	41,425,200	—	—
Desert Environmental Holdings LLC (4)	—	6,193,800	5.0%	6,193,800	—	—
Devon WB Holdco L.L.C.(6)	—	17,757,225	14.4%	17,757,225	—	—
Ashburton Investment Private Limited(7)	3,398,115	—	2.8%	3,398,115	—	—
Other 5% Shareholders:
Horizon Kinetics Asset Management LLC(8)	6,837,520	—	5.5%	—	6,837,520	5.5%
FMR LLC(9)	3,693,839	—	3.0%	—	3,693,839	3.0%

* Less than 1%.

(1)
Subject to the terms of the OpCo LLC Agreement, OpCo Unitholders (other than us) have the right to redeem all or a portion of their OpCo Units for Class A shares (or cash, at OpCo’s election) at a redemption ratio of one Class A share for each OpCo Unit redeemed. In connection with any such redemption of OpCo Units, a corresponding number of Class B shares will be cancelled. Please see “Certain Relationships and Related Party Transactions—OpCo LLC Agreement.” Beneficial ownership of OpCo Units is not reflected as beneficial ownership of our Class A shares for which such OpCo Units may be redeemed.
(2)
Represents percentage of voting power of our Class A shares and Class B shares voting together as a single class. OpCo Unitholders hold one Class B share for each OpCo Unit that they own. Each Class B share has no economic rights, but entitles the holder thereof to one vote for each OpCo Unit held by such holder. Accordingly, OpCo Unitholders collectively have a number of votes in us equal to the number of OpCo Units that they hold.
(3)
No Class B shares will be outstanding following the sale of the Class A shares registered hereby.
(4)
The Five Point Members are controlled by investment funds affiliated with Five Point. Five Point Energy Fund II AIV-VII LP (“Fund II”) and Five Point Energy Fund III AIV-VIII LP (“Fund III”) have the right to appoint a majority of the members of the board of managers of each of the Five Point Members. Five Point Energy GP II LP is the sole general partner of Fund II. Five Point Energy GP II LLC is the sole general partner of Five Point Energy GP

II LP. Five Point Energy GP III LP is the sole general partner of Fund III. Five Point Energy GP III LLC is the sole general partner of Five Point Energy GP III LP. Each of Five Point Energy GP II LLC and Five Point Energy GP III LLC is controlled by David N. Capobianco as each respective entity’s sole member. Mr. Capobianco may exercise voting and dispositive power over the Class B shares held by the Five Point Members and may be deemed to be the beneficial owner thereof.
(5)
Includes 100,000 shares held by spouse.
(6)
Consists of 17,757,225 Class B shares held by Devon Holdco, which is 100% owned by WPX Energy Permian, LLC, a Delaware limited liability company (“WPX Permian”). WPX Energy, Inc., a Delaware corporation (“WPX”), owns 100% of the limited liability company interests of WPX Permian. Devon owns 100% of the outstanding common stock of WPX. As the indirect owner of 100% of the outstanding membership interests in Devon Holdco, Devon may be deemed to beneficially own all of the shares held by Devon Holdco. Devon is a publicly traded company listed on the NYSE. The address for each of the foregoing entities is 333 West Sheridan Avenue, Oklahoma City, Oklahoma 73102.
(7)
Ashburton shares the power to vote and the power to dispose of 3,398,115 Class A shares held directly by it with GIC and GIC Special Investments Private Limited (“GIC SI”), both of which are private limited companies incorporated in Singapore. GIC SI is wholly owned by GIC and is the private equity and infrastructure investment arm of GIC. GIC is wholly owned by the Government of Singapore and was set up with the sole purpose of managing the Government of Singapore’s foreign reserves. GIC has the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of the Government of Singapore. The Government of Singapore disclaims beneficial ownership of such shares. The address for Ashburton is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.
(8)
Based on a Schedule 13G/A filed with the SEC on January 28, 2026 by Horizon Kinetics Asset Management LLC. Horizon Kinetics Asset Management LLC is a wholly owned subsidiary of Horizon Kinetics Holding Corporation and its address is 470 Park Avenue South, 4th FL S, New York, NY 10016.
(9)
Based on a Schedule 13G filed with the SEC on November 5, 2025 by FMR LLC and Abigail P. Johnson, one or more other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Class A shares beneficially owned by FMR LLC, including FIAM LLC, Fidelity Institutional Asset Management Trust Company, Fidelity Management & Research Company LLC and Fidelity Management Trust Company, all of which are subsidiaries of FMR LLC. Ms. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. The address of FMR LLC and Ms. Johnson is 245 Summer Street, Boston, Massachusetts 02210.

Registration Rights Agreements

In connection with the closing of the IPO, we entered into a registration rights agreement with the Selling Shareholders (the “Registration Rights Agreement”) pursuant to which we agreed to register under the federal securities laws the offer and resale of all Class A shares owned by, or underlying the Class B shares and OpCo Units owned by, our Legacy Owners or certain of their affiliates or permitted transferees. These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of Class A shares to be included in a registration statement and our right to delay or withdraw a registration statement under certain circumstances. Subject to certain exceptions, if at any time we propose to register an offering of Class A shares or conduct an underwritten offering, regardless of whether for our own account, then we must notify the holders of Registrable Securities (as defined in the Registration Rights Agreement) or their permitted transferees of such proposal, to allow them to include a specified number of their Class A shares in that registration statement or underwritten offering, as applicable, including Class A shares issuable upon the redemption of the OpCo Units and the cancellation of a corresponding number of our Class B shares.

Certain Relationships and Related Party Transactions

OpCo LLC Agreement

The OpCo LLC Agreement, as amended, is filed as an exhibit to the registration statement of which this prospectus forms a part, and the following description of the OpCo LLC Agreement is qualified in its entirety by reference thereto.

Under the OpCo LLC Agreement, each holder of an OpCo Unit (other than us), subject to certain limitations, has a Redemption Right to cause OpCo to acquire all or a portion of its OpCo Units (along with the cancellation of a corresponding number of our Class B shares) for, at OpCo’s election, (i) Class A shares at a redemption ratio of one Class A share for each OpCo Unit redeemed, subject to applicable conversion rate adjustments, or (ii) cash in an amount equal to the Cash Election Amount of such Class A shares, subject to the Equity Offering Condition. OpCo will determine whether to issue Class A shares or pay cash in an amount equal to the Cash Election Amount in lieu of the issuance of Class A shares based on facts in existence at the time of the decision, which we expect would include the relative value of the Class A shares (including the trading price for the Class A shares at the time), the cash purchase price, the availability of other sources of liquidity (such as an issuance of additional common shares) to acquire the OpCo Units and alternative uses for such cash. Alternatively, upon the exercise of the Redemption Right, we (instead of OpCo) will have the Call Right to, for administrative convenience, acquire each tendered OpCo Unit directly from the redeeming OpCo Unitholder for, at our election, (x) one Class A share, subject to applicable conversion rate adjustments, or (y) cash in an amount equal to the Cash Election Amount of such Class A shares, subject to Equity Offering Condition. We may exercise the Call Right only if an OpCo Unitholder first exercises its Redemption Right, and an OpCo Unitholder may exercise its Redemption Right in its discretion. As the sole managing member of OpCo, our decision to pay the Cash Election Amount upon an exercise of the Redemption Right or Call Right may be made by a conflicts committee consisting solely of independent directors. In connection with any redemption of OpCo Units pursuant to the Redemption Right or acquisition of OpCo Units pursuant to the Call Right, a corresponding number of Class B shares held by the redeeming OpCo Unitholder will be automatically cancelled.

For so long as a redeeming holder and its affiliates own at least 40% of the voting power of the Company, (i) OpCo may elect to settle a redemption by such holder in cash only to the extent that, prior to or contemporaneously with making such election, the Company issues a number of Company Equity Securities (as defined in the OpCo LLC Agreement) at least equal to the number of OpCo Units subject to such redemption and contributes to OpCo an amount in cash equal to the net proceeds received by the Company from the issuance of such Company Equity Securities, and (ii) the Company may make a cash election in connection with its exercise of the Call Right with respect to a redemption by such holder only to the extent that, prior to or contemporaneously with making such election, the Company issues a number of Company Equity Securities at least equal to the number of OpCo Units subject to such redemption (in each case, the “Equity Offering Condition”).

Our Operating Agreement contains provisions effectively linking each OpCo Unit with one of our Class B shares such that Class B shares cannot be transferred without transferring an equal number of OpCo Units and vice versa.

As the OpCo Unitholders (other than us) cause their OpCo Units to be redeemed, holding other assumptions constant, our membership interest in OpCo will be correspondingly increased, the number of Class A shares outstanding will be increased, and the number of Class B shares will be decreased.

“Cash Election Amount” means, with respect to the Class A shares to be delivered to the redeeming OpCo Unitholder by OpCo pursuant to the Redemption Right or the Call Right, as applicable, (i) the amount of cash that would be received if the number of Class A shares to which the redeeming OpCo Unitholder would otherwise be entitled were sold at a per share price equal to the trailing 10‑day volume weighted average price of a Class A share on such redemption date, net of actual or deemed offering expenses or (ii) if the Class A shares no longer trade on a securities exchange or automated or electronic quotation system, an amount equal to the Fair Market Value (as defined in the OpCo LLC Agreement) of one Class A share that would be obtained in an arms’ length transaction for cash between an informed and willing buyer and an informed and willing seller, neither of whom is under any compulsion to buy or sell and without regard to the particular circumstances of the buyer or seller.

Under the OpCo LLC Agreement and in our capacity as the managing member of OpCo, subject to the obligation of OpCo to make tax distributions and to reimburse us for our corporate and other overhead expenses, we have the right to determine when distributions will be paid to the OpCo Unitholders and the amount of any such distributions.

The OpCo Unitholders, including us, are allocated their proportionate share of any taxable income or loss of OpCo pursuant to the OpCo LLC Agreement and generally incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of OpCo. Net profits and net losses of OpCo generally are allocated to OpCo Unitholders on a pro rata basis in accordance with their respective percentage ownership of OpCo Units, except that certain non‑pro rata adjustments are required to be made to reflect built‑in gains and losses and tax depreciation and amortization with respect to such built‑in gains and losses. The OpCo LLC Agreement provides, subject to the terms of any current or future debt or other arrangements, for: (i) pro rata tax distributions to the OpCo Unitholders in an amount generally intended to allow us to satisfy our actual income tax liabilities with respect to our allocable share of the income of OpCo; (ii) pro rata tax distributions to the OpCo Unitholders in an amount generally intended to allow us to make payments under the Tax Receivable Agreement that we entered into with OpCo and the TRA Holders in connection with the consummation of the IPO and any subsequent tax receivable agreements that we may enter into in connection with future acquisitions; and (iii) to the extent cash is available, additional pro rata tax distributions to the OpCo Unitholders in an amount generally intended to allow the OpCo Unitholders (other than us) to satisfy their estimated tax liabilities with respect to their allocable share of the income of OpCo, based on certain assumptions and conventions.

The OpCo LLC Agreement provides that, except as otherwise determined by us or in connection with the exercise of the Call Right, at any time we issue a Class A share or any other equity security, the net proceeds received by us with respect to such issuance, if any, shall be concurrently invested in OpCo, and OpCo shall issue to us one OpCo Unit or other economically equivalent equity interest. Conversely, if at any time any Class A shares are redeemed, repurchased or otherwise acquired, OpCo shall redeem, repurchase or otherwise acquire an equal number of OpCo Units held by us, upon the same terms and for the same price, as the Class A shares are redeemed, repurchased or otherwise acquired.

Under the OpCo LLC Agreement, the members have agreed that the Five Point Members and Devon Holdco, as well as their affiliates, are permitted to engage in business activities or invest in or acquire businesses that may compete with our business or do business with any client of ours.

Tax Receivable Agreement

As a result of our organizational structure, we obtained, in connection with the consummation of the IPO, existing tax basis in certain assets of OpCo and certain of its direct or indirect subsidiaries, including assets that are subject to depreciation or amortization (the “Existing Basis”) and certain historic net operating loss carryforwards and similar attributes of WB 892 (“Historical NOLs”). We expect to obtain tax basis adjustments, including an increase in our allocable share of existing tax basis, (such basis increase, the “Basis Adjustments”) resulting from (i) our acquisition (or deemed acquisition for U.S. federal income tax purposes) of OpCo Units in connection with the Redemption Right or Call Right as described under “Certain Relationships and Related Party Transactions—OpCo LLC Agreement”, (ii) certain distributions (or deemed distributions) by OpCo, and (iii) payments made under the Tax Receivable Agreement as well as deductions attributable to imputed interest and other payments of interest pursuant to the Tax Receivable Agreement (such deductions, the “Interest Deductions”).

The parties to a tax receivable agreement (the “Tax Receivable Agreement”) with OpCo and our Legacy Owners (each such person and its permitted transferees, a “TRA Holder”) intend to treat each redemption or exchange of OpCo Units pursuant to the OpCo LLC Agreement as our direct purchase of OpCo Units from an OpCo Unitholder for U.S. federal income and other applicable tax purposes, regardless of whether such OpCo Units are surrendered by an OpCo Unitholder to OpCo for redemption, or, to the extent there is cash available from a contemporaneous public offering or private sale of our Class A shares by us and we so authorize, sold directly to us. Any Existing Basis, Basis Adjustments, Historical NOLs and Interest Deductions may have the effect of reducing the amount of taxes that we would otherwise pay in the future to various tax authorities. The Existing Basis, Basis Adjustments and Interest Deductions may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets.

In connection with the consummation of the IPO, we entered into a Tax Receivable Agreement with OpCo and the TRA Holders. The Tax Receivable Agreement provides for the payment by us to the TRA Holders of 85% of the amount of cash tax savings, if any, that we actually realize (or in some circumstances are deemed to realize) as a result of the Existing Basis, Basis Adjustments, Historical NOLs and Interest Deductions, including those resulting from payments pursuant to the Tax Receivable Agreement. OpCo and its applicable subsidiaries will have an election under Section 754 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), in effect for each taxable year in which a redemption or exchange of OpCo Units for our Class A shares or cash occurs. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the tax savings associated with the (i) Existing Basis, (ii) Basis Adjustments, (iii) Historical NOLs and (iv) Interest Deductions would aggregate to approximately $952.9 million over 20 years from December 31, 2025 based on a $20.01 per share trading price of our Class A shares and assuming all future redemptions or exchanges would occur on December 31, 2025 at the same assumed price per share.

Under such scenario, assuming future payments are made on the due date (with extension) of each relevant U.S. federal income tax return, we would be required to pay approximately 85% of such amount, or approximately $810.0 million, over the 20-year period from December 31, 2025, and we would benefit from the remaining 15% of the tax benefits. These Tax Receivable Agreement payments are not conditioned upon any continued ownership interest in either OpCo or us by any TRA Holder. The rights of each TRA Holder under the Tax Receivable Agreement are assignable regardless of whether the underlying OpCo Units are also assigned. In general, the TRA Holders’ rights under the Tax Receivable Agreement may not be assigned, sold, pledged or otherwise alienated to any person, other than certain permitted transferees, without such person becoming a party to the Tax Receivable Agreement and agreeing to succeed to the applicable TRA Holders’ interest therein.

The actual Existing Basis, Basis Adjustments, Historical NOLs and Interest Deductions, as well as any amounts paid to the TRA Holders under the Tax Receivable Agreement, vary depending on a number of factors, including:

•
the price of our Class A shares at the time of redemptions or exchanges — the Basis Adjustments, as well as any related increase in any tax deductions, are directly related to the price of our Class A shares at the time of each redemption or exchange;
•
the timing of any subsequent redemptions or exchanges — for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of OpCo and certain of its direct and indirect subsidiaries at the time of each redemption, exchange or distribution (or deemed distribution) as well as the amount of remaining existing tax basis at the time of such redemption, exchange or distribution (or deemed distribution);
•
the extent to which such redemptions or exchanges are taxable — if a redemption or exchange is not taxable for any reason, certain of the increased tax deductions will not be available;

•
the extent to which such Basis Adjustments are immediately deductible — we may be permitted to immediately expense a portion of the Basis Adjustments attributable to a redemption or exchange, which could significantly accelerate the timing of our realization of the associated tax benefits. Under the OpCo LLC Agreement, the determination of whether to immediately expense such Basis Adjustments will be made in our sole discretion; and
•
the amount and timing of our income — the Tax Receivable Agreement generally will require us to pay 85% of the amount of cash tax savings as and when such cash tax savings are treated as realized under the terms of the Tax Receivable Agreement. If we do not have sufficient taxable income to realize any of the applicable tax benefits, we generally will not be required (absent circumstances requiring an early termination payment or a change of control requiring the use of certain calculation assumptions) to make payments under the Tax Receivable Agreement for that taxable year because no tax benefits will have been actually realized. However, any tax benefits that do not result in realized tax benefits in a given taxable year may generate tax attributes that may be used to generate tax benefits in previous or future taxable years. The use of any such tax attributes will result in payments under the Tax Receivable Agreement.

For purposes of the Tax Receivable Agreement, cash savings in income taxes will be computed by comparing our actual income tax liability to the amount of such taxes that we would have been required to pay had there been no Existing Basis, Basis Adjustments, Historical NOLs and Interest Deductions; provided that, for purposes of determining cash savings with respect to state and local income taxes an assumed tax rate will be used. The Tax Receivable Agreement generally applies to each of our taxable years. There is no maximum term for the Tax Receivable Agreement, although, as discussed further below, the Tax Receivable Agreement may be terminated by us pursuant to an early termination procedure or upon the occurrence of certain events, in each case, that requires us to pay the TRA Holders an agreed upon amount equal to the estimated present value of the remaining payments to be made under the agreement (calculated based on certain assumptions, including regarding tax rates and use of the Basis Adjustments and Interest Deductions).

The payment obligations under the Tax Receivable Agreement are obligations of us and not OpCo. Although the actual timing and amount of any payments that may be made under the Tax Receivable Agreement will vary, it is expected that the payments that we may be required to make to the TRA Holders could be substantial. Any payments made by us to the TRA Holders under the Tax Receivable Agreement generally reduces the amount of overall cash flow that might have otherwise been available to us and, to the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts generally are deferred and accrue interest until paid by us; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and, therefore, may accelerate payments due under the Tax Receivable Agreement, which could be substantial. We fund ordinary course payments under the Tax Receivable Agreement from cash flow from operations of our subsidiaries, available cash or available borrowings under our existing credit facilities or any future debt agreements.

Decisions made by us in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that we are required to make to a TRA Holder under the Tax Receivable Agreement. For example, the earlier disposition of assets following an exchange or acquisition transaction will generally accelerate payments under the Tax Receivable Agreement and increase the present value of such payments.

The Tax Receivable Agreement provides that if (a) we materially breach any of our material obligations under the Tax Receivable Agreement or (b) we elect an early termination of the Tax Receivable Agreement, then our obligations, or our successor’s obligations, under the Tax Receivable Agreement accelerate and become due and payable, based on certain assumptions, including an assumption that we have sufficient taxable income to fully use all potential future tax benefits that are subject to the Tax Receivable Agreement. In those circumstances, TRA Holders would be deemed to exchange any remaining outstanding OpCo Units for our Class A shares and the TRA Holders generally would be entitled to payments under the Tax Receivable Agreement resulting from such deemed exchanges. We may elect to completely terminate the Tax Receivable Agreement early only with the written approval of a majority of our “independent directors” (within the meaning of the rules of the NYSE and NYSE Texas). The amount due and payable in those circumstances is based on the present value (at a discount rate of SOFR plus 100 basis points) of projected future tax benefits that are based on certain assumptions, including an assumption that we would have sufficient taxable income to fully use all potential future tax benefits that are subject to the Tax Receivable Agreement. Based on such assumptions, if we were to exercise our termination right, or the Tax Receivable Agreement is otherwise terminated, immediately following the consummation of the IPO, the aggregate amount of the termination payments would be approximately $589.2 million. In addition, upon a change of control our (or our successor’s) payments under the Tax Receivable Agreement for each taxable year after any such event would be based on certain assumptions, including an assumption that we would have sufficient taxable income to fully use all potential tax benefits that are subject to the Tax Receivable Agreement.

As a result of the foregoing, we could be required to make an immediate cash payment, possibly significantly in advance of the actual realization, if any, of such future cash tax savings. We also could be required to make cash payments to the TRA Holders that are greater than 85% of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

Payments under the Tax Receivable Agreement are based on the tax reporting positions that we determine, which are complex and factual in nature, and the IRS or another taxing authority may challenge all or any part of the Basis Adjustments, as well as other tax positions that we take, and a court may sustain such a challenge. We will not be reimbursed for any cash payments previously made to the TRA Holders pursuant to the Tax Receivable Agreement if any tax benefits initially claimed by us are subsequently challenged by a taxing authority and ultimately disallowed. Instead, any excess cash payments made by us to a TRA Holder will be netted against future cash payments, if any, we might otherwise be required to make under the terms of the Tax Receivable Agreement to such TRA Holders. However, a challenge to any tax benefits initially claimed by us may not arise for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments, if any, we might otherwise be required to make under the terms of the Tax Receivable Agreement and, as a result, there might not be future cash payments from which to net against. As a result, it is possible that we could make cash payments under the Tax Receivable Agreement that are substantially greater than 85% of our actual cash tax savings.

We will have full responsibility for, and sole discretion over, all our and OpCo’s tax matters, including the filing and amendment of all tax returns and claims for refund and defense of all tax contests, subject to certain participation and approval rights held by certain TRA Holders. If the outcome of any challenge to all or part of the Existing Basis, Basis Adjustments, Interest Deductions or other tax benefits we claim would reasonably be expected to materially affect a TRA Holder’s rights and obligations under the Tax Receivable Agreement, then we will not be permitted to settle such challenge without the consent (not to be unreasonably withheld or delayed) of certain TRA Holders. The interests of such TRA Holders in any such challenge may differ from or conflict with our and our investors’ interests, and such TRA Holders may exercise their consent rights relating to any such challenge in a manner adverse to our and our investors’ interests.

Under the Tax Receivable Agreement, we are required to provide each TRA Holder that holds an interest in the Tax Receivable Agreement and to which a tax benefit or detriment is attributable with a schedule showing the calculation of payments that are due under the Tax Receivable Agreement with respect to each taxable year with respect to which a payment obligation to such holder arises within 90 days after filing our U.S. federal income tax return for such taxable year. This calculation will be based upon the advice of our tax advisors. Payments are generally due under the Tax Receivable Agreement within a specified period of time following the filing of our tax return for the taxable year with respect to which the payment obligation arises, although interest on such payments will begin to accrue at a rate of SOFR plus 100 basis points from the due date (without extensions) of such tax return. Some late payments that may be made under the Tax Receivable Agreement will continue to accrue interest at a rate of SOFR plus 500 basis points until such payments are made, including any late payments that we may subsequently make because we did not have enough available cash to satisfy our payment obligations at the time at which they originally arose.

Registration Rights Agreements

The Selling Shareholders are entitled to registration rights with respect to their common shares, as described in the section titled “Principal and Selling Shareholders—Registration Rights Agreements.”

Contribution and Reorganization Agreement

General

In connection with the consummation of the IPO, we and certain of our affiliates entered into a contribution and reorganization agreement that governed the consummation of the WaterBridge Combination (the “Contribution and Reorganization Agreement”). Pursuant to the Contribution and Reorganization Agreement, (i) the Five Point Members, Devon Holdco and Elda River contributed approximately $80,200 in cash to WaterBridge in exchange for the issuance of an aggregate 80,190,150 Class B shares to the Five Point Members, Devon Holdco and Elda River and (ii) WaterBridge issued 3,411,735 Class A shares and 3,398,115 Class A shares to WBR Holdings and Ashburton, respectively, in exchange for the equity interests in WBEF directly or indirectly held by each of them and contributed to WaterBridge in connection with the WaterBridge Combination.

Shareholders’ Agreement

In connection with the closing of the IPO, we entered into a shareholders’ agreement (the “Shareholders’ Agreement”) with the Five Point Members and Devon Holdco. As discussed further below, the Shareholders’ Agreement provides certain rights to the Five Point Members and Devon Holdco.

Under the Shareholders’ Agreement, each of the Five Point Members and Devon Holdco agreed with us that such shareholder will take all necessary action (including voting or causing to be voted all of our common shares beneficially owned by each such shareholder) so that no amendment is made to our Operating Agreement in effect as of the date of the Shareholders’ Agreement that would (a) add restrictions to the transferability of our shares by any such shareholder that are beyond those provided for in our Operating Agreement, the Shareholders’ Agreement or applicable securities laws or (b) nullify any of the rights of any Shareholder (as defined in the Shareholders’ Agreement), which are rights are explicitly provided for the in the Shareholders’ Agreement, unless, in each such case, such amendment is approved by the Five Point Members. To the extent such amendment would adversely and disproportionately affect the rights of Devon Holdco with respect to any of our securities owned by Devon Holdco or its affiliates under the Shareholders’ Agreement compared to the Five Point Members, then such amendment shall also require the approval of Devon Holdco.

The Shareholders’ Agreement provides that, subject to compliance with applicable law and stock exchange rules, (a) for so long as the Five Point Members and certain affiliates beneficially own at least 40% of our outstanding common shares, the Five Point Members shall be entitled to designate a number of directors equal to a majority of the Board, plus one director; (b) for so long as the Five Point Members and such affiliates beneficially own at least 30%, 20% and 10% of our outstanding common shares, the Five Point Members shall be entitled to designate at least three directors, two directors and one director, respectively; and (c) for so long as Devon Holdco and its affiliates beneficially own at least 10% of our outstanding common shares, Devon Holdco shall be entitled to designate one director to the Board. For so long as any initial shareholder party thereto is entitled to designate one or more nominees to the Board and notifies the Board of its desire to remove, with or without cause, any director previously designated by it to the Board, we are required to take all necessary action to cause such removal. For so long as the Five Point Members or Devon Holdco, as the case may be, collectively with their affiliates, beneficially own at least 5% of our outstanding common shares, the Five Point Members, as a group, and Devon Holdco will each have the right to appoint one board observer, who will be entitled to attend all meetings of the Board in a non-voting, observer capacity; provided, however, that board observers may be excluded from certain materials or meetings necessary to preserve legal privilege, address conflicts of interest or protect sensitive information.

The Shareholders’ Agreement will terminate with respect to each shareholder party thereto upon such shareholder and its affiliates ceasing to beneficially own at least 5% of our outstanding common shares.

Shared Services Agreement

Certain of our subsidiaries (collectively, the “Manager”) are party to a shared services agreement (the “Shared Services Agreement”), with LandBridge, pursuant to which the Manager provides our senior executive management team, as well as general, administrative and overhead services, to support each such entity’s businesses and development activities. Such general and administrative services include, but are not limited to, legal services, information technology, accounting and financial and tax services. Pursuant to the Shared Services Agreement, the Manager also provides operational and maintenance services, such as project and construction management, and provides operating materials and equipment. The term of the Shared Services Agreement continues until terminated by mutual agreement. As consideration for the services rendered pursuant to the Shared Services Agreement, such entities reimburse the Manager for all fees and expenses incurred by the Manager or its affiliates or agents in connection therewith. Each entity pays the Manager its proportionate share of its total costs as determined under the Shared Services Agreement. Such payments are intended to cover certain allocated compensation and benefits costs for the employees, including our management team, that provide services to such entities. Such allocations are made by the Manager among such entities in good faith based upon the time that is devoted by our employees, including our management team, to such entities, but there is not a specific allocation of value to any one person or any one item of compensation or benefits paid or provided to any specific person. For each of the years ended December 31, 2025, 2024 and 2023, the Manager was paid approximately $17.2 million, $10.1 million and $5.2 million, respectively, for shared services and direct cost reimbursements.

Equity Sponsor Services

In addition to the Shared Services Agreement, we reimburse Five Point for our usage of its geographic information services as well as legal services as necessary to support our operations. For each of the years ended December 31, 2025, 2024 and 2023 the Company paid Five Point approximately $1.5 million, $1.0 million and $1.0 million, respectively, in connection with these services.

Historical Transactions with Affiliates

In the normal course of business, we enter into transactions with related parties in which certain of our affiliates hold financial interests, which are described in more detail below.

Transactions with Devon

In the ordinary course of business, we have entered into certain agreements with Devon, a significant shareholder, as set forth below:

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A long-term, fixed-fee produced water handling agreement, pursuant to which Devon dedicated to us produced water generated from acreage within a large area of mutual interest, including an initial dedication of approximately 52,000 acres, in the Texas-New Mexico Stateline region of the Delaware Basin, with an initial term of approximately 15 years expiring in 2038 and automatic one-year renewals unless terminated by either party prior to renewal;

•
A long-term, fixed fee produced water handling agreement, pursuant to which Devon Energy Production Company, L.P. has agreed to deliver, or pay for the delivery of, certain minimum volumes of produced water generated from acreage within a large AMI over a 7.5-year period, commencing in the second quarter of 2027. The agreement has an initial term expiring in 2037, with two successive automatic one-year renewal periods. Such renewals may be exercised in Devon’s sole discretion by providing us notice 90 days prior to the expiration of the then current term. In connection with such agreement, we agreed to construct certain large diameter pipelines and related handling facilities to transport such produced water pore space leased by Devon from LandBridge in Loving and Andrews Counties, Texas for handling. Operations under such agreement are anticipated to commence in 2027;
•
Fixed-fee water solutions agreements, pursuant to which we supply brackish and/or recycled water to Devon for its operations in the Northern Delaware Basin. One such water solutions agreement includes a minimum volume commitment and an initial term expiring in 2026, with automatic one-year renewals unless terminated by either party prior to renewal. All other such water solutions agreements are short-term, three-month agreements that are specific to an identified water solutions opportunity;
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Other long-term, fixed-fee produced water transportation and handling agreements entered into in the ordinary course of business, pursuant to which Devon has dedicated to us produced water generated from certain dedicated acreage in the Delaware Basin and, to a lesser extent, the Eagle Ford Basin for transportation and/or handling. Each such agreement has an initial term of no less than five years, with automatic one-year renewals unless terminated by either party prior to renewal;
•
A waste treatment and disposal services agreement, pursuant to which Devon delivers non-hazardous waste resulting from its oil and gas E&P activities in the Delaware Basin to Desert Environmental on an interruptible basis for handling and disposal. The agreement is terminable by Devon at its election and does not obligate either party to deliver or accept, as applicable, any amount of non-hazardous waste;
•
An electrical shared facilities agreement on terms substantially similar to those generally available for the joint ownership and operation of electrical facilities in the applicable region, pursuant to which we own an undivided interest in certain shared electrical facilities operated by Devon, together with the right to utilize a portion of the electrical capacity of such shared facilities in order to operate certain produced water management facilities in the ordinary course of business. The agreement includes an allocation of all costs and expenses related to the ownership, operation and maintenance of such shared electrical facilities in accordance with each undivided interest owner’s permitted operating capacities on such facilities. The agreement will remain in effect for so long as the parties own undivided interests in such shared facilities or until the parties otherwise mutually agree to terminate the agreement; and
•
A produced water facilities access agreement and related easements and rights-of-way that grant us certain non-exclusive rights to access, construct, operate and maintain certain produced water handling facilities and appurtenant assets on certain acreage owned by Devon in the Texas-New Mexico Stateline region of the Delaware Basin. The agreements include fee schedules and arrangements for specified surface use activities, such as produced water transportation royalties, rights-of-way, overhead electric lines and other similar surface damages. The produced water facilities and access agreement runs concurrently with the long-term, fixed-fee produced water handling agreement first described above. Related easements and rights of way generally have terms of 10 years, with options to renew for additional 10 year terms in return for additional renewal payments.

For the years ended December 31, 2025, 2024 and 2023, we recognized $94.9 million, $85.9 million and $49.7 million, respectively, in fees related to our produced water transportation and handling agreements with Devon, $2.8 million, $2.7 million and $2.4 million, respectively, in fees related to our water solutions agreements with Devon and $1.9 million, $2.3 million in fees and no fees, respectively, related to our solid waste treatment and disposal services agreement with Devon.

For the years ended December 31, 2025, 2024 and 2023, we paid $3.0 million, $3.7 million and $3.5 million, respectively, in expenses in connection with our electrical shared facilities agreement with Devon and $2.2 million, $1.4 million and $0.8 million, respectively, in expenses in connection with our produced water facilities agreement with Devon and related easements and rights-of-way.

Transactions with San Mateo Midstream

In the ordinary course of business, we entered into a produced water handling agreement with San Mateo Midstream, a joint venture between Matador Resources Company (NYSE: MTDR) (“Matador”) and Five Point that operates produced water handling facilities and other midstream assets in the Delaware Basin. Such produced water handling agreement provides for a first call dedication of volumes received by San Mateo Midstream from Matador within a dedicated area in Eddy County, New Mexico. This agreement has an initial 15-year term expiring in 2034 and will automatically extend for additional one-year periods unless terminated by either party prior to renewal. For the years ended December 31, 2025, 2024 and 2023, we recognized $21.7 million, $22.9 million and $17.9 million, respectively, in revenue related to such produced water handling agreement.

Transactions with Directors and Executive Officers

We had related person receivables totaling approximately $133,000 as of June 30, 2025 related to aviation expenses that were paid on behalf of, and subject to reimbursement by, David Capobianco, Chairman of the Board, who reimbursed us at cost. Additionally, in July 2020, certain of our subsidiaries paid an advance of $806,000 to JLR Holdings, LLC, an entity controlled by Steve R. Jones, our former Co-Chief Executive Officer, Messrs. Long and Reitz, for prepaid maintenance and flight hours, to be credited towards future utilization of a chartered aircraft owned by JLR Holdings, LLC for corporate air travel. We discontinued use of such chartered aircraft in May 2021 before utilizing the full amount of such advance. Mr. Jones repaid his proportionate share of such advance in September 2024. As of December 31, 2024 and June 30, 2025, we had related person receivables totaling approximately $537,330 related to the JLR Holdings matter. Messrs. Long and Reitz paid the remaining outstanding balance in full in August 2025. There have been no material related person receivables with directors or executive officers from August 2025 to the date hereof.

Transactions with LandBridge

On May 10, 2024, LandBridge acquired the East Stateline Ranch, consisting of approximately 103,000 surface acres and associated surface use contracts, from a private third-party seller for aggregate cash consideration of $360.0 million. In connection with the East Stateline Acquisition, LandBridge entered into a partial assignment and assumption agreement with us, pursuant to which LandBridge assigned its rights to acquire certain produced water and brackish supply water assets to us prior to the closing of the East Stateline Acquisition, and in exchange we funded purchase consideration of $165.0 million at closing of the transaction.

In the ordinary course of business, we have entered into certain agreements, together with related surface use and lease agreements (“SUA”), easements and rights‑of‑way, with LandBridge pursuant to which LandBridge has granted us certain rights to construct, operate and maintain produced water handling facilities and brackish water facilities on its land. These agreements include:

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A produced water facilities agreement that grants us certain rights to construct, operate and maintain produced water handling facilities and pipelines on land owned by LandBridge in the Western portion of Loving County, Texas, with an initial term of approximately five years expiring in 2026 and automatic one‑year renewals unless terminated by either party prior to renewal;
•
A produced water facilities agreement that grants us certain rights to construct, operate and maintain produced water handling facilities and pipelines on land owned by LandBridge in the eastern portion of Loving County, Texas, as well as any additional acreage acquired by LandBridge in Eddy and Lea counties, New Mexico and Andrews, Winkler or Loving counties, Texas from and after May 10, 2024, with an initial term of approximately ten years and automatic one‑year renewals unless terminated by either party prior to renewal;
•
A supply water facilities agreement that grants us certain rights to construct, operate and maintain brackish water facilities and pipelines on land owned by LandBridge in the eastern portion of Loving County, Texas, as well as any additional lands acquired by LandBridge in Eddy and Lea counties, New Mexico and Andrews, Winkler or Loving counties, Texas from and after May 10, 2024, with an initial term of approximately 15 years and automatic one‑year renewals unless terminated by a party prior to renewal;
•
An SUA that grants us certain rights to construct, operate and maintain produced water handling facilities and pipelines on certain lands owned by LandBridge in southern Reeves County, Texas, which lands were acquired by LandBridge in December 2024 from an unaffiliated third party, with a term that runs until all of our produced water handling facilities on such lands have been decommissioned. We also acquired several SUAs, easements and rights-of-way on such lands that grant us the right to operate and maintain certain specified produced water handling facilities and pipelines. Such SUAs, easements and rights-of-way generally have terms of 10 years, with options to renew for additional 5-year terms in return for renewal payments; and
•
SUAs entered into between LandBridge and subsidiaries of Desert Environmental that grant Desert Environmental certain rights to construct, operate and maintain reclamation facilities on lands owned by LandBridge in the Delaware Basin, each with an initial term of 10 years and automatic one-year renewals unless terminated by either party prior to renewal.

Related SUAs, easements and rights‑of‑way generally have terms of 10 years, with options to renew for additional 10‑year terms in return for renewal payments. Each of the above described agreements has a customary fee schedule and a provision for royalties related to certain specified activities. For the years ended December 31, 2025, 2024 and 2023, we paid $50.9 million, $25.9 million and $10.9 million, respectively, in fees related to such agreements.

Review, Approval or Ratification of Transactions with Related Persons

We have adopted a formal policy for approval of Related Party Transactions. A “Related Party Transaction” is defined as a transaction, arrangement or relationship in which we or any of our current or future subsidiaries was, is or will be a participant and the amount of which involved exceeds $120,000, and in which any Related Person had, has or will have a direct or indirect material interest. A “Related Person” means:

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any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors or a director nominee;
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any person who is known by us to be the beneficial owner of more than 5% of our outstanding common shares; and
•
any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother in law, father in law, son in law, daughter in law, brother in law or sister in law of a director, director nominee, executive officer or a beneficial owner of more than 5% of our common shares, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of our common shares.

Pursuant to our Related Party Transactions policy, we expect that, subject to certain exceptions, any such transactions, which, for the avoidance of doubt, will include transactions with our Legacy Owners and their affiliates, including Five Point and LandBridge, may, at the sole discretion of our Board in light of the circumstances, be reviewed and approved or ratified by our audit committee or conflicts committee pursuant to the procedures included in our Operating Agreement. Not all conflicted transactions are required to be presented to a conflicts committee, and our Board expects to adopt a separate conflicts of interest policy for routine matters that may arise on an ongoing basis. In addition, our Operating Agreement provides that in the event a potential conflict of interest exists or arises between any of the Unrestricted Parties (as defined in the Operating Agreement), on the one hand, and us, any of our subsidiaries or any of our public shareholders, on the other hand, a resolution or course of action by our Board shall be deemed approved by all of our shareholders, and shall not constitute a breach of the fiduciary duties of members of our Board to us or our shareholders, if such resolution or course of action (i) is approved by a conflicts committee, which is composed entirely of independent directors, (ii) is approved by shareholders holding a majority of our common shares that are disinterested parties, (iii) is determined by our Board to be on terms that, when taken together in their entirety, are no less favorable than those generally provided to or available from unrelated third parties or (iv) is determined by our Board to be fair and reasonable to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us). In determining whether to approve or ratify a Related Party Transaction, we expect that the appropriate parties will consider a variety of factors they deem relevant, such as: the terms of the transaction; the terms available to unrelated third parties; the benefits to us; and the availability of other sources for comparable assets, products or services. The terms of this policy will be reviewed annually by our Board, which may, in its sole discretion, choose to amend or replace this policy at any time.

Description of Shares

As of March 20, 2026, 47,016,059 Class A shares are issued and outstanding and 76,440,150 Class B shares are issued and outstanding and no preferred shares are issued and outstanding.

The following summary of Class A shares, Class B shares and preferred shares does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our Operating Agreement and our certificate of formation, which are filed as exhibits to the registration statement of which this prospectus is a part.

Class A Shares

Voting Rights

Except as provided by applicable law or in our Operating Agreement, holders of Class A shares are entitled to one vote per share held of record on all matters to be voted upon by our shareholders generally. Holders of our Class A shares and Class B shares vote together as a single class on all matters presented to our shareholders for their vote or approval, except with respect to the amendment of certain provisions of our Operating Agreement that would alter or change the powers, preferences or special rights of the Class B shares so as to affect them adversely, which amendments must be approved by a majority of the votes entitled to be cast by the holders of the Class B shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law. The holders of Class A shares do not have cumulative voting rights in the election of directors.

Dividend Rights

Holders of our Class A shares are entitled to ratably receive, in proportion to the Class A shares held by them, dividends (payable in cash, shares or otherwise) when and if declared by our Board, from time to time in its discretion, out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred shares. To the extent OpCo makes distributions to us and the other OpCo Unitholders, we intend to pay dividends in respect of our Class A shares out of some or all of such dividends, if any, remaining after the payment of taxes and other expenses. However, because our Board may determine to pay or not pay dividends in respect of our Class A shares based on the factors described above, holders of our Class A shares may not necessarily receive dividends, even if OpCo makes such distributions to us.

Liquidation Rights

Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of Class A shares are entitled to receive ratably the assets available for distribution to the shareholders after payment of liabilities and the liquidation preference of any of our outstanding preferred shares.

Other Matters

Class A shares have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no sinking fund provisions applicable to the Class A shares. All outstanding Class A shares, including the Class A shares offered in the IPO, are fully paid and non‑assessable.

Class B Shares

Generally

OpCo Unitholders (other than us) will have a number of votes in us equal to the aggregate number of OpCo Units that they hold. Class B shares cannot be transferred except in connection with a permitted transfer of a corresponding number of OpCo Units and vice versa.

Voting Rights

Except as provided by applicable law or in our Operating Agreement, holders of our Class B shares are entitled to one vote per share held of record on all matters to be voted upon by our shareholders generally. Holders of our Class A shares and Class B shares vote together as a single class on all matters presented to our shareholders for their vote or approval, except with respect to the amendment of certain provisions of our Operating Agreement that would alter or change the powers, preferences or special rights of Class B shares so as to affect them adversely, which amendments must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law. The holders of Class B shares do not have cumulative voting rights in the election of directors.

Dividend Rights

Holders of our Class B shares do not have any right to receive dividends, unless the dividend consists of our Class B shares or of rights, options, warrants or other securities convertible or exercisable into or redeemable for Class B shares paid proportionally with respect to each outstanding Class B share and dividends consisting of Class A shares or of rights, options, warrants or other securities convertible or exercisable into or redeemable or exchangeable for Class A shares on the same terms is simultaneously paid to the holders of Class A shares.

Liquidation Rights

Holders of our Class B shares do not have any right to receive any distribution upon our liquidation, dissolution or other winding up.

Other Matters

Class B shares have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class B shares. All outstanding Class B shares are fully paid and non-assessable.

Preferred Shares

Pursuant to our Operating Agreement, our Board, by resolution may establish and issue from time to time one or more classes or series of preferred shares, with such number, powers, preferences, rights, qualifications, limitations, restrictions and designations, which may include distribution rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by our Board without any further shareholder approval, subject to any limitations prescribed by law. The rights with respect to a series of preferred shares may be more favorable to the holder(s) thereof than the rights attached to our common shares. It is not possible to state the actual effect of the issuance of any preferred shares on the rights of holders of our common shares until our Board determines the specific rights attached to such preferred shares. Except as provided by law or in a preferred share designation, the holders of preferred shares will not be entitled to vote at or receive notice of any meeting of shareholders. The effect of issuing preferred shares may include, among other things, one or more of the following:

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restricting any dividends in respect of our Class A shares;
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diluting the voting power of our common shares, including our Class A shares, or providing that holders of preferred shares have the right to vote on matters as a separate class;
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impairing the liquidation rights of our Class A shares; or
•
delaying or preventing a change of control of us.

In addition, if we issue preferred shares, OpCo will concurrently issue to us an equal number of preferred units, corresponding to the preferred shares issued by us, and such preferred units will have substantially the same rights to distributions and other economic rights as those of our preferred shares.

Transfer Agent and Registrar

Continental Stock Transfer & Trust Company serves as the registrar and transfer agent for the Class A shares.

Transfer of Common Shares

Upon the transfer of a common share in accordance with our Operating Agreement, the transferee of the common share shall be admitted as a member with respect to the class of common shares transferred when such transfer and admission are reflected in our books and records. Each transferee:

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automatically becomes bound by the terms and conditions of our Operating Agreement;
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represents that the transferee has the capacity, power and authority to enter into our Operating Agreement; and
•
makes the consents, acknowledgements and waivers contained in our Operating Agreement.

We will cause any transfers to be recorded on our books and records from time to time (or shall cause the registrar and transfer agent to do so, as applicable).

Upon a shareholder’s election of a broker, dealer or other person to serve as nominee, agent or in some other representative capacity for such beneficial owner, we intend to treat such nominee holder as the absolute owner of the applicable common shares until we are notified of the revocation of such election. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder. Such treatment may limit the beneficial owner’s recourse against us with respect to matters taken by the nominee holder pursuant to such agreement. To the extent a shareholder nominates a broker, dealer or other person to act as nominee, agent or in some other representative capacity for such shareholder, such shareholder should coordinate with such representative to communicate its intention with respect to exercising its rights as a shareholder.

Common shares are securities and any transfers are subject to the laws governing the transfer of securities.

Until a common share has been transferred on our books, we and the transfer agent may treat the record holder of the common share as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Registration Rights

The Selling Shareholders are entitled to registration rights with respect to their common shares, as described in the section titled “Principal and Selling Shareholders—Registration Rights Agreements.”

Listing

Our Class A shares are listed on the NYSE and NYSE Texas under the symbol “WBI.”

Our Operating Agreement

Organization and Duration

We were formed as a Delaware limited liability company on April 11, 2025 and will remain in existence until dissolved in accordance with our Operating Agreement.

Purpose

Under our Operating Agreement, we are permitted to engage in any business activity that lawfully may be conducted by a limited liability company organized under Delaware law and, in connection therewith, to exercise all of the rights and powers conferred upon us pursuant to the agreements relating to such business activity.

Agreement to be Bound by our Operating Agreement; Power of Attorney

By purchasing our common shares and such transfer being reflected on our transfer agent’s books and records, you will be admitted as a member of our limited liability company and will be deemed to have agreed to be bound by the terms of our Operating Agreement.

Pursuant to our Operating Agreement, each shareholder and each person who acquires a common share from a shareholder grants to certain of our officers (and, if appointed, a liquidator) a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants certain of our officers and Board, as applicable, the authority to make certain amendments to, and to make consents and waivers under and in accordance with, our Operating Agreement.

Amendment of Our Operating Agreement

Amendments to our Operating Agreement may be proposed only by or with the consent of our Board. To adopt a proposed amendment, our Board is required to call a meeting of our shareholders to consider and vote upon the proposed amendment or, prior to the Trigger Event, may seek written approval of the holders of the number of common shares required to approve the amendment. An amendment must be approved by (i) prior to the Trigger Event, the affirmative vote of the holders of a majority of our then-outstanding common shares and (ii) after the Trigger Event, the affirmative vote of the holders of at least 66 2/3% of our then-outstanding common shares.

Prohibited Amendments

No amendment may be made that would:

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enlarge the obligations of any shareholder without such shareholder’s consent, unless approved by at least a majority of the type or class of common shares so affected;
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provide that we are not dissolved upon an election to dissolve our company by our Board that is approved by holders of a majority of outstanding common shares;
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change the term of existence of our company; or
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give any person the right to dissolve our company other than our Board’s right to dissolve our company with the approval of holders of a majority of the total combined voting power of our outstanding common shares.

No Shareholder Approval

Our Board may generally make amendments to our Operating Agreement without the approval of any shareholder or assignee to reflect:

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a change in our name, the location of our principal place of our business, our registered agent or our registered office;
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the admission, substitution, withdrawal or removal of shareholders in accordance with our Operating Agreement;
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the merger of our company or any of its subsidiaries into, or the conveyance of all of our assets to, a newly-formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity;
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a change that our Board determines to be necessary or appropriate for us to qualify or continue our qualification as a company in which our members have limited liability under the laws of any state;
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a change in our legal form from a limited liability company to a corporation;
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an amendment that our Board determines, based upon the advice of counsel, to be necessary or appropriate to prevent us, members of our Board or our officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) whether or not substantially similar to plan asset regulations currently applied or proposed;
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an amendment that our Board determines to be necessary or appropriate for the authorization of additional securities;
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any amendment expressly permitted in our Operating Agreement to be made by our Board acting alone;
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an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our Operating Agreement;
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any amendment that our Board determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our Operating Agreement;
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a change in our fiscal year or taxable year and related changes;
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an amendment that sets forth the designations, rights, preferences, and duties of any class or series of shares; and
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any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our Board may make amendments to our Operating Agreement without the approval of any shareholder or assignee if our Board determines that those amendments:

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do not adversely affect the shareholders in any material respect;
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are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

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are necessary or appropriate to facilitate the trading of common shares or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the Class A shares are or will be listed for trading, compliance with any of which our Board deems to be in the best interests of us and our shareholders;
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are necessary or appropriate for any action taken by our Board relating to splits or combinations of common shares under the provisions of our Operating Agreement; or
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are required to effect the intent expressed in this prospectus or the intent of the provisions of our Operating Agreement or are otherwise contemplated by our Operating Agreement.

Termination and Dissolution

We will continue as a limited liability company until dissolved pursuant to our Operating Agreement. We will dissolve upon: (i) the election of our Board to dissolve us, if approved by the holders of a majority of our outstanding common shares; (ii) the entry of a decree of judicial dissolution of the Company; or (iii) at any time that we no longer have any shareholders, unless our business is continued in accordance with the Delaware Limited Liability Company Act (the “Delaware LLC Act”).

Upon dissolution, our affairs will be wound up and our assets, including the proceeds from any liquidation thereof, will be applied and distributed in the following manner: (i) first, to creditors (including to the extent permitted by law, creditors who are members) in satisfaction of our liabilities, (ii) second, to establish cash reserves for contingent or unforeseen liabilities and (iii) third, to the members in proportion to the number of Class A shares owned by each of them, subject to any preferential rights held by preferred shareholders, if any.

Books and Reports

We are required to keep appropriate books and records of our business at our principal offices, which may be kept electronically. The books and records will be maintained for both tax and financial reporting, as well as general company purposes. For financial reporting and tax purposes, our fiscal year is the calendar year. Our Operating Agreement provides that our shareholders have the right, subject to certain restrictions stated therein, to obtain access to certain of our books and records, including our share ledger and list of shareholders, upon reasonable demand for any purpose reasonably related to such shareholder’s interest as a shareholder. We will use commercially reasonable efforts to furnish to shareholders an annual report containing audited consolidated financial statements and a report on those consolidated financial statements by our independent public accountants. We will be deemed to have made any such report available if we file such report with the SEC on EDGAR or make the report available on a publicly available website that we maintain.

Anti-Takeover Effects of Delaware Law and Our Operating Agreement

The following is a summary of certain provisions of our Operating Agreement that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt via proxy contest or otherwise, or the removal of our incumbent officers and directors, that a shareholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the Class A shares. These provisions may also have the effect of preventing changes in our management. These provisions are designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms and the promotion of shareholder interests.

Issuance of Additional Interests

Our Operating Agreement authorizes us to issue an unlimited number of additional limited liability company interests of any type without the approval of our shareholders, subject to the rules of the NYSE and NYSE Texas. Any issuance of additional Class A shares or other limited liability company interests would result in a corresponding decrease in the proportionate ownership interests in us represented by, and could adversely affect the cash distributions related to and market price of, Class A shares then outstanding. These additional limited liability company interests may be utilized for a variety of corporate purposes, including future offerings to repay debt obligations, raise additional capital and fund corporate acquisitions. The existence of authorized but unissued limited liability company interests could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.

Delaware Business Combination Statute-Section 203

We are a limited liability company organized under Delaware law. Some provisions of Delaware law may delay or prevent a transaction that would cause a change in our control.

Section 203 of the Delaware General Corporation Law (“DGCL”), which restricts certain business combinations with interested shareholders in certain situations, does not apply to limited liability companies unless they elect to utilize it. Our Operating Agreement does not currently elect to have Section 203 of the DGCL apply to us. In general, this statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction by which that person became an interested shareholder, unless the transaction is approved by the board of directors before the date the interested shareholder attained that status;

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upon consumption of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting shares of the corporation outstanding at the time the transaction commenced; or
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on or after such time the business combination is approved by the board of directors and authorized at a meeting of shareholders by at least two-thirds of the outstanding shares that is not owned by the interested shareholder.

For purposes of Section 203 of the DGCL, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested shareholder, and an interested shareholder is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of voting shares.

Other Provisions of Our Operating Agreement

Our Operating Agreement provides that our Board shall consist of not less than nine directors, as the Board may from time to time determine. We have a single class of directors, and directors are subject to re-election on an annual basis at each annual meeting of shareholders.

After the Trigger Event, our Board will be divided into three classes that are as nearly equal in number as is reasonably possible and each director will be assigned to one of the three classes, provided that the Five Point Members shall have the collective right to designate the initial class assigned to each director immediately following the occurrence of the Trigger Event. After the Trigger Event, at each annual meeting of shareholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. We believe that classification of our Board will help to assure the continuity and stability of our business strategies and policies as determined by our Board following the Trigger Event. The classified Board provision could increase the likelihood that incumbent directors will retain their positions after the Trigger Event. The staggered terms of directors may delay, defer or prevent a tender offer or an attempt to change control of us, even though a tender offer or change in control might be viewed by our shareholders to be in their best interest.

Our Operating Agreement does not provide for cumulative voting in the election of directors, which means that the holders of a majority of our issued and outstanding common shares can elect all of the directors standing for election, and the holders of the remaining common shares will not be able to elect any directors. The Five Point Members’ initial collective beneficial ownership of greater than 50% of our common shares means Five Point will be able to control matters requiring shareholder approval, which includes the election of directors.

In addition, our Operating Agreement provides that, after the Trigger Event, the affirmative vote of the holders of not less than two-thirds in voting power of all then-outstanding common shares entitled to vote generally in the election of our Board, voting together as a single class, shall be required to remove any director from office, and such removal may only be for “cause” (prior to such time, a director or the entire Board may be removed, with or without cause, at any time, by the affirmative vote of the holders of a majority of the total combined voting power of all of our outstanding common shares then entitled to vote at an election of directors).

After the Trigger Event, all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred shares, only be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum (prior to such time, vacancies may also be filled by shareholders holding a majority of the then-outstanding common shares entitled to vote generally in the election of directors voting together as a single class).

Pursuant to our Operating Agreement, preferred shares may be issued from time to time, and the Board is authorized to determine and alter all designations, preferences, rights, powers and duties thereof without limitation. See “Description of Shares—Preferred Shares.”

Consent Rights

Pursuant to our Operating Agreement, for so long as the Five Point Members and certain affiliates beneficially own at least 40% of our outstanding common shares, we have agreed not to take, and will take all necessary action to cause our subsidiaries not to take, the following direct or indirect actions (or enter into an agreement to take such actions) without the prior consent of the Five Point Representative (as defined in the Operating Agreement):

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terminating our chief executive officer and/or hiring or appointing his or her successor;
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removing the chairman of our Board and/or appointing his or her successor;
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increasing or decreasing the size of our Board, any committees of the Board or the governing body or committees of any of our subsidiaries;
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agreeing to or entering into any transactions that would result in a change of control of WaterBridge or enter into definitive agreements with respect to a change of control transaction (other than, in each case, a sale of shares by a Five Point Member to a person that either results in (i) the Five Point Members ceasing to own at least 40% of our outstanding common shares or (ii) the Five Point Members and certain affiliates and Devon Holdco and certain affiliates ceasing to hold the ability to elect a majority of the members of the Board);
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incurring debt for borrowed money (or liens securing such debt) in an amount that would result in outstanding debt for borrowed money that exceeds our Adjusted EBITDA for the four quarter period immediately prior to the proposed date of the incurrence of such debt by 4.00 to 1.00;
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authorizing, creating (by way of reclassification, merger, consolidation or otherwise) or issuing any equity securities of any kind (other than pursuant to any equity compensation plan approved by our Board or a committee of our Board or intra-company issuances among WaterBridge and our subsidiaries);

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to the fullest extent permitted by applicable law, making any voluntary election to liquidate or dissolve or commence bankruptcy or insolvency proceedings, adopting a plan with respect to any of the foregoing or making any determination not to oppose such an action or similar proceeding commenced by a third party; and
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selling, transferring or disposing of assets outside the ordinary course of business in a transaction or series of transactions with a fair market value in excess of $10.0 million.

Additionally, for so long as the Five Point Members, collectively with their affiliates, beneficially own at least 10% of our outstanding common shares, the Company shall not, and shall take all necessary action to cause each member of the Company and its subsidiaries not to, directly or indirectly (whether by amendment, merger, consolidation, reorganization or otherwise), make (or enter into an agreement to make) any amendment, modification or waiver of our Operating Agreement or any other governing documents of the Company that materially and adversely affects any of the Five Point Members or any such member’s rights under our Operating Agreement without the prior consent of the Five Point Representative, which consent may be withheld in such member’s sole discretion.

Ability of Our Shareholders to Act

Prior to the Trigger Event, special shareholder meetings may be called at the request of our shareholders holding a majority of the then-outstanding common shares entitled to vote generally in the election of directors voting together as a single class. After the Trigger Event, our Operating Agreement will not permit our shareholders to call special shareholders meetings. Special meetings of shareholders may also be called by a majority of the Board or a committee of the Board that has been duly designated by the Board and whose powers include the authority to call such meetings. Written notice of any special meeting so called shall be given to each shareholder of record entitled to vote at such meeting not less than 10 or more than 60 days before the date of such meeting, unless otherwise required by law.

Prior to the Trigger Event, our Operating Agreement will allow our shareholders to act by written consent in lieu of a meeting of such shareholders, subject to the rights of the holders of any series of our preferred shares with respect to such series. After the Trigger Event, our shareholders may not act by written consent and may only take action at a duly called annual or special meeting of our shareholders.

Our Operating Agreement establishes advance notice procedures with respect to shareholder proposals and nominations of persons for election to our Board, other than nominations made by or at the direction of our Board or any committee thereof. In addition to any other applicable requirements, our Operating Agreement provides that for business to be properly brought before an annual meeting by a shareholder, including proposals to nominate candidates for election as directors at a meeting of shareholders, such shareholder must have given timely notice thereof in proper written form to our corporate secretary. To be timely, a shareholder’s notice must be delivered to or mailed to and received at our principal executive offices (i) in the case of an annual meeting, not less than 90 days nor more than 120 days prior to the anniversary of the date on which we first made publicly available (whether by mailing, by filing with the SEC or by posting on an internet website) our proxy materials for the immediately preceding annual meeting of shareholders; provided, however, that in the event that no annual meeting of shareholders was held in the previous year, or the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by a shareholder in order to be timely must be so received not earlier than the close of business on the 120th day and not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public disclosure of the date of the annual meeting was made and (ii) in the case of a special meeting, not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the tenth day following the day on which public disclosure of the date of the special meeting was made. Pursuant to our Operating Agreement, any shareholder who intends to solicit proxies in support of any director nominees must comply with the content requirements of Rule 14a-19 of the Exchange Act at the time such shareholder complies with the earlier deadlines in the advance notice provisions of the Operating Agreement. For any nominations or any other business to be properly brought before an annual or special meeting by our Legacy Owners or any other person that becomes party to, or bound by the provisions of, the Shareholders’ Agreement, such person must submit notice thereof not later than the later of the close of business on the 30th day prior to the date that we first file our preliminary or definitive proxy statement related to such meeting pursuant to the Exchange Act or the tenth day following the day on which public announcement is first made of the date of the special meeting, and we and such person shall cooperate reasonably and in good faith with respect to the inclusion of such matters to be considered at such meeting.

Duties of Officers and Directors

Our Operating Agreement provides that our business and affairs shall be managed under the direction of our Board, which shall have the power to appoint our officers. Our Operating Agreement further provides that the authority and function of our Board and officers shall be identical to the authority and functions of a board of directors and officers of a corporation organized under the DGCL, except as expressly modified by the terms of the Operating Agreement. Finally, our Operating Agreement provides that except as specifically provided therein, the fiduciary duties and obligations owed to our limited liability company and to our members shall be the same as the respective duties and obligations owed by officers and directors of a corporation organized under the DGCL to their corporation and stockholders, respectively, except as expressly modified by the terms of the Operating Agreement.

There are certain provisions in our Operating Agreement that modify duties and obligations owed by our directors and officers from those required under the DGCL and provide for exculpation and indemnification of our officers and directors that differ from the DGCL. First, our Operating Agreement provides that, to the fullest extent permitted by applicable law, our directors or officers will not be liable to us. In contrast, under the DGCL, a director or officer would be liable to us for (i) breach of the duty of loyalty to us or our shareholders, (ii) intentional misconduct or knowing violations of the law that are not done in good faith, (iii) improper redemption of shares or declaration of dividends, or (iv) a transaction from which the director derived an improper personal benefit.

Second, our Operating Agreement provides that we must indemnify our directors and officers for acts or omissions to the fullest extent permitted by law. In contrast, under the DGCL, a corporation can only indemnify directors and officers for acts or omissions if the director or officer acted in good faith, in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in a criminal action, if the officer or director had no reasonable cause to believe his or her conduct was unlawful.

Third, our Operating Agreement provides that in the event a potential conflict of interest exists or arises between any of our directors, officers, equity owners or their respective affiliates, including Five Point or LandBridge on the one hand, and us, any of our subsidiaries or any of our public shareholders, on the other hand, a resolution or course of action by our Board shall be deemed approved by all of our shareholders, and shall not constitute a breach of the applicable duties of members of the Board to us or our shareholders, if such resolution or course of action is (i) approved by a conflicts committee or other committee of our Board, as applicable, which is composed entirely of independent directors, (ii) approved by shareholders holding a majority of our common shares that are disinterested parties, (iii) determined by our Board to be on terms that, when taken together in their entirety, are no less favorable than those generally provided to or available from unrelated third parties or (iv) determined by our Board to be fair and reasonable to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us). In contrast, under the DGCL, a corporation is not permitted to automatically exempt board members from claims of breach of fiduciary duty under such circumstances.

Fourth, our Operating Agreement provides that, in our capacity as the managing member of OpCo, our Board may approve amendments to the OpCo LLC Agreement relating to the mechanics of a redemption of OpCo Units (together with the cancellation of a corresponding number of Class B shares) for Class A shares without any duty to us.

In addition, our Operating Agreement provides that all conflicts of interest described in the prospectus relating to our IPO have been deemed to have been specifically approved by all of our shareholders.

Election of Members of Our Board

Prior to the Trigger Event and beginning with our first annual meeting of shareholders following the IPO, members of our Board will be elected by the holders of a majority of our issued and outstanding voting common shares entitled to vote generally thereon voting together as a single class. Our Board currently consists of 12 directors, serving as a single class and subject to re-election on an annual basis at each annual meeting of shareholders. After the Trigger Event, our Board will be divided into three classes that are, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, with the terms staggered so that the term of only one class of directors expires at each annual meeting; provided that Five Point shall have the right to designate the initial class assigned to each director immediately following the occurrence of the Trigger Event. The initial terms of the Class I, Class II and Class III directors will expire at the first, second and third, respectively, annual meeting following the Trigger Event. After the Trigger Event, any vacancy on the Board may be filled by a majority of the directors then in office, even if less than a quorum, subject to the rights of holders of a series of our preferred shares, if applicable.

Removal of Members of Our Board

Prior to the Trigger Event, a director or the entire Board may be removed, with or without cause, at any time, by holders of a majority of the total combined voting power of all of our outstanding common shares then entitled to vote at an election of directors. After the Trigger Event, the affirmative vote of the holders of not less than two-thirds in voting power of all our then-outstanding common shares entitled to vote generally in the election of directors, voting together as a single class, shall be required to remove any or all of the directors from office, and such removal may only be for “cause.” After the Trigger Event, any vacancy in the Board caused by any such removal may only be filled by the affirmative vote of a majority of directors then in office. Prior to the Trigger Event, vacancies may also be filled by shareholders holding a majority of our then-outstanding common shares entitled to vote generally in the election of directors voting together as a single class.

Limited Liability

The Delaware LLC Act provides that a member who receives a distribution from a Delaware limited liability company and knew at the time of the distribution that the distribution was in violation of the Delaware LLC Act shall be liable to the company for the amount of the distribution for three years. Under the Delaware LLC Act, a limited liability company may not make a distribution to a member if, after the distribution, all liabilities of the company, other than liabilities to members on account of their shares and liabilities for which the recourse of creditors is limited to specific property of the company, would exceed the fair value of the assets of the company. For the purpose of determining the fair value of the assets of a company, the Delaware LLC Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the company only to the extent that the fair value of that property exceeds the nonrecourse liability.

Our subsidiaries currently conduct business only in the states of Texas, New Mexico, and Oklahoma. We may decide to conduct business in other states, and maintenance of limited liability for us, as a member of our operating subsidiaries, may require compliance with legal requirements in the jurisdictions in which the operating subsidiaries conduct business, including qualifying our subsidiaries to do business there. Limitations on the liability of shareholders for the obligations of a limited liability company have not been clearly established in certain jurisdictions. We will operate in a manner that our Board considers reasonable and necessary or appropriate to preserve the limited liability of our shareholders.

Forum Selection

Our Operating Agreement provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the Superior Court of the State of Delaware, or, if the Superior Court of the State of Delaware does not have jurisdiction, the United States District Court for the District of Delaware, in each case, subject to that court having personal jurisdiction over the indispensable parties named defendants therein) will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

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any derivative action or proceeding brought on our behalf;
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any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, other employees or agents to us or our shareholders;
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any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the Delaware LLC Act or our Operating Agreement; or
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any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine;

provided that the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act, for which suit must be brought in the federal district court in Delaware, or the Exchange Act, for which our Operating Agreement does not designate an exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in our common shares will be deemed to have notice of, and consented to, the provisions in our Operating Agreement described in the preceding sentence. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our Operating Agreement inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our results of operations, cash flows and financial position.

Limitations on Liability and Indemnification of Directors and Officers

Our Operating Agreement provides that, to the fullest extent permitted by applicable law, our directors or officers will not be liable to us. Our Operating Agreement also provides that we must indemnify our directors and officers for acts and omissions to the fullest extent permitted by law. We are also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities.

We are party to separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law against liabilities that may arise by reason of such director’s or executive officer’s service to us. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee, subject to certain exceptions. We intend to enter into indemnification agreements with our future directors.

We believe that these indemnification provisions, agreements and insurance are useful to attract and retain qualified directors and officers.

Corporate Opportunity

Under our Operating Agreement, to the extent permitted by law:

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each Unrestricted Party has the right to, and has no duty to abstain from, exercising such right to, engage or invest in the same or similar business as us, do business with any of our clients, customers or vendors or employ or otherwise engage any of our officers, directors or employees;

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if any Unrestricted Party acquires knowledge of a potential business opportunity, transaction or other matter, they have no duty to offer or communicate such corporate opportunity to us, our shareholders or our affiliates;
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we have renounced any interest or expectancy in, or in being offered an opportunity to participate in, such corporate opportunities; and
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in the event that any of our directors and officers who is also a director, officer or employee of any of our Legacy Owners or any of their affiliates, including Five Point, acquires knowledge of such a corporate opportunity or is offered such a corporate opportunity, provided that this knowledge was not acquired using confidential information and such person acted in good faith, then such person is deemed to have fully satisfied such person’s fiduciary duty and is not liable to us if such Legacy Owner or any of its affiliates, including Five Point, pursues or acquires the corporate opportunity or if such person did not present the corporate opportunity to us.

Our Operating Agreement further provides that, at any time the Five Point Members and their affiliates beneficially own less than 40% of our common shares, any amendment to or adoption of any provision inconsistent with our Operating Agreement’s provisions governing the renouncement of business opportunities must be approved by the affirmative vote of the holders of at least two-thirds of our then-outstanding common shares.

Shareholders’ Agreement

The foregoing is limited and subject to in all respects, the rights and obligations included in the Shareholders’ Agreement. For a discussion of the Shareholders’ Agreement, see “Certain Relationships and Related Party Transactions—Shareholders’ Agreement.”

Material U.S. Federal Income Tax Considerations for Non-U.S. Holders

The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our Class A shares by a non-U.S. holder (as defined below), that acquired such Class A shares pursuant to this offering and holds our Class A shares as a “capital asset” within the meaning of Section 1221 of the Code, as (generally, property held for investment). This summary is based on the provisions of the Code, U.S. Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change or differing interpretation, possibly with retroactive effect. We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this summary. We have not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the positions and conclusions described in the following summary, and there can be no assurance that the IRS or a court will agree with such statements, positions and conclusions.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the impact of the Medicare surtax on net certain investment income, U.S. federal estate or gift tax laws, any U.S. state or local or non-U.S. tax laws or any tax treaties. This summary also does not address all U.S. federal income tax considerations that may be relevant to particular non-U.S. holders in light of their personal circumstances or that may be relevant to certain investors that may be subject to special rules, such as:

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banks, insurance companies or other financial institutions;
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tax-exempt or governmental organizations;
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tax-qualified retirement plans;
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“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code (or any entities all of the interests of which are held by a qualified foreign pension fund);
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dealers in securities or foreign currencies;
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persons whose functional currency is not the U.S. dollar;
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traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;
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“controlled foreign corporations”, “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
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entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes or holders of interests therein;
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persons deemed to sell our Class A shares under the constructive sale provisions of the Code;
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persons that acquired our Class A shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;
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persons that hold our Class A shares as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction; and
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certain former citizens or long-term residents of the United States.

PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL FUTURE CHANGES THERETO) TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A SHARES ARISING UNDER ANY OTHER TAX LAWS, INCLUDING U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY U.S. STATE OR LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our Class A shares that is not for U.S. federal income tax purposes a partnership or any of the following:

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an individual who is a citizen or resident of the United States;
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a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
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an estate the income of which is subject to U.S. federal income tax regardless of its source; or
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a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our Class A shares to consult with their own tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our Class A shares by such partnership.

WaterBridge Infrastructure LLC U.S. Federal Income Taxation

Although we were formed as a limited liability company, we have elected to be taxed as a corporation for U.S. federal income tax purposes. Thus, we are generally obligated to pay U.S. federal income tax on our worldwide net taxable income.

Dividends and Other Distributions

As described in the section entitled “Dividend Policy,” we expect to make dividends to our Class A shareholders in amounts determined from time to time by our Board. In the event we distribute cash or other property to our Class A shareholders, such dividends will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our Class A shares (and will reduce such tax basis, but not below zero) and thereafter as capital gain from the sale or exchange of such Class A shares. See “—Gain on Disposition of Class A Shares.”

Subject to the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any distribution made to a non-U.S. holder on our Class A shares generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate.

Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. withholding tax (including backup withholding described below) if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Sale or Other Taxable Disposition of Class A Shares

Subject to the discussion below under “—Backup Withholding and Information Reporting” and “—Additional Withholding Requirements under FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other taxable disposition of our Class A shares unless:

•
the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;
•
the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or
•
our Class A shares constitute a United States real property interest by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes and as a result such gain is treated as effectively connected with a trade or business conducted by the non-U.S. holder in the United States.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are, and expect to remain for the foreseeable future, a USRPHC for U.S. federal income tax purposes. However, provided that our Class A shares are and continue to be “regularly traded on an established securities market” (within the meaning of the U.S. Treasury regulations), only a non-U.S. Holder that actually or constructively owns, or owned at any time during the shorter of the five year period ending on the date of the disposition or the non-U.S. Holder’s holding period for the Class A shares, more than 5% of our Class A shares will be treated as disposing of a U.S. real property interest and will be taxable on gain realized on the disposition of our Class A shares a as a result of our status as a USRPHC. If our Class A shares were not considered to be regularly traded on an established securities market, each non-U.S. holder (regardless of the percentage of stock owned) would be treated as disposing of a United States real property interest and would be subject to United States federal income tax on a taxable disposition of our Class A shares (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition.

NON-U.S. HOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE FOREGOING RULES TO THEIR OWNERSHIP AND DISPOSITION OF OUR CLASS A SHARES, INCLUDING REGARDING POTENTIALLY APPLICABLE INCOME TAX TREATIES THAT MAY PROVIDE FOR DIFFERENT RULES.

Backup Withholding and Information Reporting

Any distributions paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our Class A shares effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our Class A shares effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our Class A shares effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on “withholdable payments” (as defined in the Code), including dividends on our Class A shares, if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners); (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E); or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. While gross proceeds from a sale or other disposition of our common stock would have originally been subject to withholding under FATCA, proposed U.S. Treasury regulations provide that such payments of gross proceeds do not constitute withholdable payments. Taxpayers may generally rely on these proposed U.S. Treasury regulations until they are revoked or final U.S. Treasury regulations are issued. Non-U.S. holders are encouraged to consult with their own tax advisors regarding the effects of FATCA on an investment in our Class A shares.

INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS A SHARES ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS(INCLUDING ANY POTENTIAL FUTURE CHANGES THERETO) TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF ANY OTHER TAX LAWS, INCLUDING U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY U.S. STATE OR LOCAL OR NON-U.S. TAX LAWS, AND TAX TREATIES.

Certain ERISA Considerations

The following is a summary of certain considerations associated with the acquisition and holding of our Class A shares by employee benefit plans that are subject to Title I of ERISA, plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), non-U.S. plans (as described in Section 4(b)(4) of ERISA) or other plans that are not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

This summary is based on the provisions of ERISA and the Code (and related regulations and administrative and judicial interpretations) as of the date of this prospectus. This summary does not purport to be complete, and no assurance can be given that future legislation, court decisions, regulations, rulings or pronouncements will not significantly modify the requirements summarized below. Any of these changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release. This discussion is general in nature and is not intended to be all inclusive, nor should it be construed as investment or legal advice.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in our Class A shares with a portion of the assets of any Plan, a fiduciary should consider the Plan’s particular circumstances and all of the facts and circumstances of the investment and determine whether the acquisition and holding of such Class A shares is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code, or any Similar Law relating to the fiduciary’s duties to the Plan, including, without limitation:

•
whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;
•
whether, in making the investment, the ERISA Plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;
•
whether the investment is permitted under the terms of the applicable documents governing the Plan;
•
whether in the future there may be no market in which to sell or otherwise dispose of the Class A shares;
•
whether the acquisition or holding of such Class A shares will constitute a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code (please see discussion under “—Prohibited Transaction Issues” below); and
•
whether the Plan will be considered to hold, as plan assets, (i) only such Class A shares or (ii) an undivided interest in our underlying assets (please see the discussion under “—Plan Asset Issues” below).

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of our Class A shares by an ERISA Plan with respect to which the issuer, the initial purchaser, or a guarantor is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.

Because of the foregoing, our Class A shares should not be acquired or held by any person investing “plan assets” of any Plan, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.

Plan Asset Issues

Additionally, a fiduciary of a Plan should consider whether the Plan will, by investing in our Class A shares, be deemed to own an undivided interest in our assets, with the result that we would become a fiduciary of the Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code and any other applicable Similar Laws.

The Department of Labor (the “DOL”) regulations provide guidance with respect to whether the assets of an entity in which ERISA Plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets generally would not be considered to be “plan assets” if, among other things:

(a)
the equity interests acquired by ERISA Plans are “publicly offered securities” (as defined in the DOL regulations)-i.e., the equity interests are part of a class of securities that is widely held by 100 or more investors independent of the issuer and each other, are “freely transferable” (as defined in the DOL regulations), and are either registered under certain provisions of the federal securities laws or sold to the ERISA Plan as part of a public offering under certain conditions;
(b)
the entity is an “operating company” (as defined in the DOL regulations) i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or
(c)
there is no significant investment by benefit plan investors, which is defined to mean that immediately after the most recent acquisition by an ERISA Plan of any equity interest in the entity, less than 25% of the total value of each class of equity interest (disregarding certain interests held by persons (other than benefit plan investors) with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof) is held by ERISA Plans, individual retirement accounts and certain other Plans (but not including governmental plans, foreign plans and certain church plans), and entities whose underlying assets are deemed to include plan assets by reason of a Plan’s investment in the entity.

Due to the complexity of these rules and the excise taxes, penalties and liabilities that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring and/or holding our Class A shares on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the acquisition and holding of such Class A shares. Purchasers of our Class A shares have the exclusive responsibility for ensuring that their acquisition and holding of such Class A shares complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA, the Code or applicable Similar Laws. The sale of our Class A shares to a Plan is in no respect a representation by us or any of our respective affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plan or that such investment is appropriate for any such Plan.

Plan of Distribution

We are registering the resale by each of the Selling Shareholders or their permitted transferees from time to time of up to 83,250,000 Class A shares pursuant to the Registration Rights Agreement.

We are required to pay all fees and expenses incident to the registration of the securities to be offered and sold pursuant to this prospectus. The Selling Shareholders will bear all commissions and discounts, if any, attributable to the sale of Class A shares.

We will not receive any of the proceeds from the sale of the Class A shares by the Selling Shareholders. The aggregate proceeds to the Selling Shareholders will be the purchase price of the securities less any discounts and commissions borne by the Selling Shareholders. Each of the Selling Shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Class A shares to be made directly or through agents.

The Selling Shareholders and any of their permitted transferees, donees, pledgees, assignees and successors-in-interest may, from time to time, sell, transfer or otherwise dispose of any or all of their securities covered hereby on the principal trading market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price of our Class A shares, at varying prices determined at the time of sale, or at negotiated prices. The Selling Shareholders may use any one or more of the following methods when selling securities:

•
on the NYSE, NYSE Texas or any national securities exchange or quotation service on which the Class A shares may be listed or quoted at the time of sale;
•
ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•
to or through underwriters, brokers, dealers or agents;
•
block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•
purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•
through the distribution of the securities by any Selling Shareholder to its partners, members or stockholders;
•
an exchange distribution in accordance with the rules of the applicable exchange;
•
in privately negotiated transactions;
•
settlement of short sales;
•
in transactions through broker-dealers that agree with the Selling Shareholders to sell a specified number of such securities at a stipulated price per security;
•
through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•
at the market or through market makers into an existing market for the securities;
•
a combination of any such methods of sale; or
•
any other method permitted pursuant to applicable law.

In addition to the foregoing, the Selling Shareholders may offer and sell securities pursuant to one or more underwritten offerings.

The Selling Shareholders may also sell securities in reliance upon Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus provided that such Selling Shareholder meets the criteria and conforms to the requirements of those provisions. Broker-dealers engaged by the Selling Shareholders may arrange for other brokers-dealers to participate in sales.

Broker-dealers may receive commissions or discounts from the Selling Shareholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with Financial Industry Regulatory Authority ("FINRA") Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the securities or interests therein, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Shareholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Shareholders may also loan or pledge the securities offered by this prospectus to broker-dealers that in turn may sell such shares, to the extent permitted by applicable law. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Shareholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Selling Shareholders have informed us that they do not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

We are required to pay certain fees and expenses incurred by us incident to the registration of the securities. We have agreed to indemnify the Selling Shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earliest of (i) the date on which the securities may be resold by the Selling Shareholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for us to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect (subject to certain exceptions) or (ii) the date on which all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to our Class A shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Class A shares by the Selling Shareholders or any other person. We will make copies of this prospectus available to the Selling Shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act). All of the foregoing may affect the marketability of the

Class A shares and the ability of any person or entity to engage in market-making activities with respect to the Class A shares.

Legal Matters

The validity of our Class A shares offered by this prospectus will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas.

Experts

The financial statements of WaterBridge Infrastructure LLC as of December 31, 2025 and 2024, and for each of the three years in the period ended December 31, 2025, incorporated by reference in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are incorporated by reference in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The financial statements of WaterBridge Equity Finance LLC as of December 31, 2024, and for the period from January 1, 2025 to September 16, 2025 and each of the two years in the period ended December 31, 2024, incorporated by reference in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are incorporated by reference in reliance upon the report of such firm, given their authority as experts in accounting and auditing.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to our Class A shares offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the Class A shares offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or other document are summaries of the material terms of such contract, agreement or other document and are not necessarily complete. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is www.sec.gov. A copy of the registration statement, of which this prospectus forms a part, and the exhibits and schedules thereto may be downloaded from the SEC’s website.

We are subject to full information reporting requirements of the Exchange Act and file with or furnish to the SEC periodic reports and other information. We intend to furnish our shareholders with annual reports containing our audited financial statements prepared in accordance with accounting principles generally accepted in the United States of America and certified by an independent public accounting firm. We also intend to furnish or make available to our shareholders quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year. Our website is located at www.wbinfra.com. We make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information contained on our website or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this prospectus or the registration statement of which this prospectus forms a part.

Incorporation by Reference

We “incorporate by reference” into this prospectus certain information we have filed with the SEC. This means that we disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Unless specifically listed below, the information contained on the SEC website is not intended to be incorporated by reference in this prospectus and you should not consider that information a part of this prospectus. We incorporate by reference the documents listed below (other than any portions of such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules):

•
our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 16, 2026.

Any information contained in this prospectus or in any document incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained in any free writing prospectus provided to you by us modifies or supersedes the original statement.

The reports and documents incorporated by reference into this prospectus are available to the public free of charge on the investor relations portion of our website located at www.wbinfra.com. The information contained on our website is not intended to be incorporated by reference in this prospectus and you should not consider that information a part of this prospectus.

We also hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the reports or documents that have been incorporated by reference in this prospectus, other than exhibits to such documents, unless such exhibits have been specifically incorporated by reference thereto. Requests for such copies should be directed to our Investor Relations department, at the following address or telephone number:

WaterBridge Infrastructure LLC

Attention: Investor Relations

5555 San Felipe Street, Suite 1200

Houston, Texas 77056

713.230.8864

GLOSSARY OF CERTAIN TERMS

Ashburton. Ashburton Investment Private Limited, an affiliate of GIC.

Crude oil. A mixture of hydrocarbons that exists in liquid phase in natural underground reservoirs and remains liquid at atmospheric pressure after passing through surface separating facilities.

Delaware Basin. A geological depositional and structural basin in west Texas and southern New Mexico, which is a part of the Permian Basin.

Desert Environmental. Desert Environmental LLC, a Delaware limited liability company.

Desert Holdings. Desert Environmental Holdings LLC, a Delaware limited liability company and portfolio company of funds affiliated with Five Point.

Devon Holdco. Devon WB Holdco L.L.C., a Delaware limited liability company.

E&P. Exploration and production.

E&P companies. Oil and natural gas exploration and production companies, including producers and/or operators.

East Stateline Acquisition. The acquisition by LandBridge of the East Stateline Ranch on May 10, 2024 from a private third-party seller, in which WaterBridge acquired certain produced water and brackish supply water assets.

East Stateline Ranch. The approximately 103,000 surface acres in Loving and Winkler Counties, Texas and Lea County, New Mexico owned by LandBridge.

Elda River. Elda River Infrastructure WB LLC, a Delaware limited liability company.

Five Point. Five Point Infrastructure LLC, a Delaware limited liability company.

Five Point Members. WBR Holdings, NDB Holdings and Desert Holdings, collectively.

GIC. GIC Private Limited, a sovereign wealth fund of the Republic of Singapore.

Legacy Owners. WBR Holdings, NDB Holdings, Desert Holdings, Devon Holdco, Elda River and Ashburton, collectively.

NDB LLC. WaterBridge NDB LLC, a Delaware limited liability company and portfolio company of funds affiliated with Five Point.

NDB Holdings. NDB Holdings LLC, a Delaware limited liability company and portfolio company of funds affiliated with Five Point.

NGL. Natural gas liquid.

A-1

Northern Delaware Basin. Eddy County, New Mexico, Lea County, New Mexico and Loving County, Texas, collectively.

OpCo. WBI Operating LLC, a Delaware limited liability company and the operating subsidiary of WaterBridge.

OpCo LLC Agreement. Limited Liability Company Agreement of OpCo, dated as of September 18, 2025.

OpCo Unitholder. Holders of OpCo Units.

OpCo Units. Units representing limited liability company interests in OpCo.

Operating Agreement. First Amended and Restated Limited Liability Company Agreement of WaterBridge.

Permian Basin. A large sedimentary basin located in West Texas and southeastern New Mexico.

Produced water. Water that comes out of an oil and natural gas well with the crude oil during crude oil production.

Produced water handling facilities. Facilities employed for the treatment, handling and disposal of salt water produced with oil and natural gas into an underground formation.

Waterbridge Combination. Collectively, our IPO, our related corporate reorganization and transactions in connection therewith.

WBR Holdings. WBR Holdings LLC, a Delaware limited liability company and portfolio company of funds affiliated with Five Point.

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PROSPECTUS

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth an itemized statement of the amounts of all expenses expected to be incurred by us in connection with the registration of the Class A shares offered and registered hereby. With the exception of the SEC registration fee, the amounts set forth below are estimates.

SEC registration fee	$292,594
Accounting fees and expenses	70,000
Legal fees and expenses	150,000
Miscellaneous	25,000
Total	$537,594

Item 14. Indemnification of Directors and Officers.

Our Operating Agreement provides that to the fullest extent permitted by applicable law, our directors or officers will not be liable to us. Our Operating Agreement also provides that we must indemnify our directors and officers for acts and omissions to the fullest extent permitted by law. We are also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities.

We have entered into separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement provides, among other things, for indemnification to the fullest extent permitted by law against liabilities, that may arise by reason of such director’s or executive officer’s service to us. The indemnification agreements provide for the advancement or payment of all expenses to the indemnitee, subject to certain exceptions. We intend to enter into indemnification agreements with our future directors and/or executive officers.

We have purchased, and will maintain, customary insurance covering our officers and directors against various liabilities asserted, including certain liabilities arising under the Securities Act and the Exchange Act, and expenses incurred in connection with their activities and capacity as our officers and directors or any of our direct or indirect subsidiaries.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities.

On April 11, 2025 in connection with the formation of WaterBridge Infrastructure LLC, we issued a 100% limited liability company interest in us to NDB Holdings LLC. The issuance was exempt from registration under Section 4(a)(2) of the Securities Act. This limited liability company interest was cancelled or redeemed in connection with the WaterBridge Combination.

On September 8, 2025, pursuant to the Contribution and Reorganization Agreement, (a) the Five Point Members, Devon Holdco and Elda River contributed approximately $80,200 in cash to WaterBridge in exchange for the issuance of an aggregate 80,190,150 Class B shares to the Five Point Members, Devon Holdco and Elda River and (b) WaterBridge issued 3,411,735 Class A shares and 3,398,115 Class A shares to WBR Holdings and Ashburton, respectively, in exchange for the equity interests in WBEF directly or indirectly held by each of them and contributed to WaterBridge in connection with the WaterBridge Combination.

These securities were issued pursuant to the exemption from registration for sales of securities not involving a public offering as set forth in Rule 506(d) promulgated under the Securities Act and in Section 4(a)(2) of the Securities Act. Each of the parties receiving such securities is an accredited investor for purposes of Rule 501 of Regulation D.

Item 16. Exhibits and Financial Statement Schedules.

(a)
Exhibits

The following documents are filed as exhibits to this registration statement:

Exhibit Number	Description

3.1	Certificate of Formation of WaterBridge Infrastructure LLC (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1 filed with the SEC on August 22, 2025).

3.2

First Amended and Restated Limited Liability Company Agreement of WaterBridge Infrastructure LLC, dated as of September 18, 2025 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-42850) filed with the SEC on September 18, 2025).

4.1

Description of Securities of WaterBridge Infrastructure LLC (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 10-K (File No. 001-42850) filed with the SEC on March 16, 2026).

4.2

Registration Rights Agreement, dated as of September 18, 2025, by and among WaterBridge Infrastructure LLC, WBR Holdings LLC, NDB Holdings LLC, Desert Environmental Holdings LLC, Devon WB Holdco L.L.C., Elda River Infrastructure WB LLC and Ashburton Investment Pte. Ltd. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8‑K (File No. 001‑42850) filed with the SEC on September 18, 2025).

4.3

Indenture, dated as of October 6, 2025, by and among WBI Operating LLC, the guarantors party thereto and UMB Bank, N.A., as trustee, relating to the issuance of the 2030 Notes (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8‑K (File No. 001-42850) filed with the SEC on October 7, 2025).

4.4

Indenture, dated as of October 6, 2025, by and among WBI Operating LLC, the guarantors party thereto and UMB Bank, N.A., as trustee, relating to the issuance of the 2033 Notes (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8‑K (File No. 001-42850) filed with the SEC on October 7, 2025).

*5.1	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered.

10.1†

WaterBridge Infrastructure LLC Long Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-42850) filed with the SEC on September 18, 2025).

10.2†	Form of Restricted Share Unit Award Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 001-42850) filed with the SEC on September 24, 2025).

10.3

Amended and Restated Limited Liability Company Agreement of WBI Operating LLC, dated as of September 18, 2025 (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K (File No. 001-42850) filed with the SEC on September 18, 2025).

10.4

Shareholders’ Agreement, dated as of September 18, 2025, by and among WaterBridge Infrastructure LLC, WBR Holdings LLC, NDB Holdings LLC, Desert Environmental Holdings LLC and Devon Holdco L.L.C. (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K (File No. 001-42850) filed with the SEC on September 18, 2025).

Exhibit Number	Description
10.5

Tax Receivable Agreement, dated as of September 18, 2025, by and among WaterBridge Infrastructure LLC, WBI Operating LLC, WBR Holdings LLC, NDB Holdings LLC, Desert Environmental Holdings LLC, Devon WB Holdco L.L.C., Elda River Infrastructure WB LLC and Ashburton Investment Pte. Ltd. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K/A (File No. 001-42850) filed with the SEC on September 24, 2025).

10.6

Contribution and Corporate Reorganization Agreement, dated as of September 8, 2025, by and among WaterBridge Infrastructure LLC, WBR Holdings LLC, NDB Midstream LLC, WaterBridge Equity Finance LLC, Desert Environmental LLC, WaterBridge Resources LLC, WaterBridge Co-Invest LLC, WaterBridge Co-Invest II LLC, WaterBridge II LLC, NDB Holdings LLC, Devon WB Holdco L.L.C., Desert Environmental Holdings LLC, WB 892 LLC, Elda River Infrastructure WB LLC and Ashburton Investment Private Limited, and each other person who becomes a party thereto in accordance with the terms of the agreement (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-42850) filed with the SEC on September 18, 2025).

10.7

Third Amendment to Credit Agreement, dated as of September 19, 2025, by and among WaterBridge Midstream Operating LLC (formerly WaterBridge NDB Operating LLC), as borrower, the lenders party thereto, and Truist Bank, as administrative agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8‑K (File No. 001‑42850) filed with the SEC on September 24, 2025).

10.8

First Amendment to Credit Agreement, dated as of September 19, 2025, by and among WaterBridge Midstream Operating LLC, as borrower, Truist Bank, as administrative agent and collateral agent, and the other lenders party thereto from time to time (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8‑K (File No. 001‑42850) filed with the SEC on September 24, 2025).

10.9

Revolving Credit Agreement, dated as of September 26, 2025, among WBI Operating LLC, Truist Bank, as the administrative agent, the collateral agent, the issuing bank and a lender, and the other lenders from time to time party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-42850) filed with the SEC on September 29, 2025).

10.10	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1/A filed with the SEC on September 3, 2025).

10.11

Amended and Restated Services Agreement, dated effective February 27, 2019, by and among WaterBridge Resources LLC, WaterBridge Management Company LLC, WaterBridge Co-invest LLC, WaterBridge Holdings LLC, each of the entities listed on Schedule I thereto, each of the entities listed on Schedule II thereto and each of the entities listed on Schedule III thereto (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1 filed with the SEC on August 22, 2025).

10.12

Water Facility and Access Agreement, North Ranch, dated October 15, 2021, by and between DBR Land LLC and WaterBridge Stateline LLC (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1 filed with the SEC on August 22, 2025).

10.13

Produced Water Facilities and Access Agreement, East Ranches, dated May 10, 2024, by and between DBR Land LLC and WaterBridge Stateline LLC (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form S‑1 filed with the SEC on August 22, 2025).

10.14

Fresh Water Facilities and Access Agreement, East Ranches, dated May 10, 2024, by and between DBR Land LLC and WaterBridge Stateline LLC (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-1 filed with the SEC on August 22, 2025).

Exhibit Number	Description
21.1

List of subsidiaries of WaterBridge Infrastructure LLC (incorporated by reference to Exhibit 21.1 to the Company’s Annual Report on Form 10-K (File No. 001-42850) filed with the SEC on March 16, 2026).

*23.1	Consent of Vinson & Elkins L.L.P. (included as part of Exhibit 5.1 hereto).

*23.2	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

*23.3	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

*24.1	Power of Attorney (included on the signature page of this registration statement).

*107	Calculation of Filing Fee Table.

* Filed herewith.

† Management contract or compensatory plan or arrangement.

# Certain confidential information contained in this agreement has been omitted because it is both (i) not material and (ii) the type of information that the Company treats as private or confidential.

(b)
Financial Statement Schedules

See the index to the financial statements included on page F-1 for a list of the financial statements included in this registration statement.

Item 17.Undertakings.

a)
The undersigned registrant hereby undertakes:
(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)
To include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii)
To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii)
To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

Provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or, as to a registration statement on Form S-3, is contained in a form of prospectus filed pursuant to Rule 424(b) of the Securities Act that is a part of the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;
(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;
(4)
That, for the purpose of determining liability under the Securities Act to any purchaser:
(i)
if the registrant is relying on Rule 430B of the Securities Act:
(A)
Each prospectus filed by the registrant pursuant to Rule 424(b)(3) of the Securities Act shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
(B)
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) of the Securities Act as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) of the Securities Act for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B of the Securities Act, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
(5)
That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 of the Securities Act;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

b)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
c)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on March 27, 2026.

WaterBridge Infrastructure LLC

By:	/s/ Jason Long
Name:	Jason Long
Title:	Chief Executive Officer and Director

POWER OF ATTORNEY

Each person whose signature appears below appoints Scott L. McNeely and Harrison Bolling, and each of them, any of whom may act without the joinder of the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any registration statement (including any amendment thereto) that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities indicated below on March 27, 2026.

Name	Title

/s/ Jason Long	Chief Executive Officer and Director
Jason Long	(Principal Executive Officer)

/s/ Scott L. McNeely	Chief Financial Officer
Scott L. McNeely	(Principal Financial Officer)

/s/ Jason Williams	Chief Administrative Officer
Jason Williams	(Principal Accounting Officer)

/s/ David N. Capobianco	Director
David N. Capobianco

/s/ Matthew K. Morrow	Director
Matthew K. Morrow

/s/ Michael Sulton	Director
Michael Sulton

/s/ Frank Bayouth	Director
Frank Bayouth

/s/ Ben Moore	Director
Ben Moore

/s/ Kara Goodloe Harling	Director
Kara Goodloe Harling

Name	Title

/s/ James Crane	Director
James Crane

/s/ Greg Daily	Director
Greg Daily

/s/ Jeffrey Eaton	Director
Jeffrey Eaton

/s/ Jeffrey Ritenour	Director
Jeffrey Ritenour

/s/ Janet Carrig	Director
Janet Carrig